FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2020

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica – 2020 Third quarter Interim Management Statement	2

INTERIM MANAGEMENT STATEMENT
JANUARY – SEPTEMBER 2020

The financial information related to January-September 2020 contained in this document has been prepared under International Financial Reporting Standards (IFRS), as adopted by the European Union, which do not differ for the purposes of the Telefónica Group, from IFRS as issued by the International Accounting Standards Board (IASB).
Telefónica’s management model, regional and integrated, means that the legal structure of the companies is not relevant for the release of Group financial information, and therefore, the operating results of each of these business units are presented independently, regardless of their legal structure. For the purpose of presenting information on a business unit basis, revenue and expenses arising from invoicing among companies within Telefónica’s perimeter of consolidation for the use of the brand and management contracts have been excluded from the operating results for each business unit. This breakdown of the results does not affect Telefónica’s consolidated earnings.
The English language translation of the consolidated financial statements originally issued in Spanish has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain omissions or approximations may subsist. Telefónica, its representatives and employees decline all responsibility in this regard. In the event of a discrepancy, the Spanish-language version prevails.

Group summary
Q3 20 financial performance
Group revenue declined 12.1% y-o-y to €10,461m (down 4.3% y-o-y in organic terms), primarily due to the impact of COVID-19 (-€591m) and unfavourable FX dynamics (-€959m). However, this was an improvement from the previous quarter (-14.8% y-o-y in Q2 20, -5.6% y-o-y in organic terms) as a result of better service revenues and handset sales. In the four core markets, revenue y-o-y change remained virtually stable q-o-q to -3.9% y-o-y in organic terms.
Group OIBDA decreased by 2.8% y-o-y to €2,672m. The y-o-y change was mainly attributable to €1,876m of restructuring costs and €425m of capital gains from the sale of assets registered in Q3 19; and in Q3 20, the impacts of COVID-19 (-€315m), currency depreciation (-€358m) and an impairment allocated to T. Argentina (-€785m). In organic terms, the decline in Group OIBDA moderated to -8.3% y-o-y (-10.0% in Q2 20) and improved further in the four core markets to -3.3% y-o-y (-6.6% in Q2 20). Operating expenses declined by 3.0% y-o-y organically, thanks to effective operational management and efficiency improvements.
Group OIBDA-CapEx y-o-y organic change remained stable vs. Q2 20, with an organic decline of 0.8% y-o-y, while in the four core markets it improved to +5.2% y-o-y (vs. +1.9% y-o-y in Q2 20). Group OIBDA-CapEx/Revenues stood at 12.7%, having grown by 0.7 p.p. in organic terms (up 2.1 p.p. in the four core markets).

Q3 20 operating performance
Telefónica remained focused on attracting and retaining high value customers, and improving customer experience, by leveraging its best in class infrastructure. The Group’s accesses base stood at 341.5m at September 2020 (-1% y-o-y) with an improvement in customer mix (FTTH represents 47% of FBB, +10 p.p. y-o-y; contract 45% of total mobile accesses, +1 p.p. y-o-y) and in churn levels, with a decline of 0.3 p.p. y-o-y and 0.1 p.p. q-o-q.
The UBB network reached 133.1m premises passed as of September (60.1m in own network; +10% y-o-y) and accesses connected increased by 5% y-o-y (74% of fixed broadband customer base, +7 p.p. p.p. y-o-y). This reflects the level of gross adds achieved in Brazil and Chile, along with the wholesale agreement on Deutsche Telekom's fibre network which has been extended for 10 years.
In mobile networks, LTE coverage reached 82% (+3 p.p. y-o-y; 99% Europe and 75% Latam). Traffic represented 83% of the total, while contract accesses increased by 2% y-o-y to 106.9m and IoT accesses by 13% to 25.2m.
Telefónica has switched on its 5G network in the four core markets. Moreover, the number of EPC (Evolved Packet Core) providers on the core 5G nodes has been increased and tests have been launched in Brazil, Spain and Germany to host public cloud network functions.
Furthermore, the MoU signed with Rakuten in September is a key milestone in the joint development of Open RAN, an open, cost-efficient, cloud-based, secure and reliable mobile network architecture. Telefónica will begin commercial deployment of Open RAN in H2 21 in the four core markets. From H2 22 deployment will become more widespread, so that by 2025, 50% of radio deployments will be Open RAN, delivering associated efficiencies and greater flexibility. In parallel, the development of the Telco Cloud has started, a convergent and open solution for the deployment of IT and network functionalities. This is based on strategic agreements with Microsoft and Google in the multi-cloud environment and enables us to offer our customers more modern and efficient cloud-native services.
In Spain, the deployment of the new network is conducted in alignment with the shutdown of the copper network (~500 central offices closed in September). We expect that 100% of the copper network will have been replaced by fibre before 2025, when the shutdown of the 3G network will also be completed.
Customer unified fixed access equipment reached 39.5m; HGUs (Home Gateway Units) accounted for 7.8m of the total and serve 85% of FTTH customers.
Digitised processes accounted for 78% of total processes (+11 p.p. y-o-y) and are managed in real time.
During Q3 20, Telefónica continued to enhance its value proposition. Telefónica has now switched on 5G in the UK, Spain, Brazil and Germany, bringing ultra-fast connectivity to key consumers and key sectors, along with enhanced capacities in upstream and downstream bandwidth, very low latency and the ability to connect to millions of devices. In Spain, we have worked to provide a better digital experience, making Fortnite available with exclusive content through a Living App (Movistar TV App), and launching a pioneering eHealth service “Movistar Salud” in partnership with Teladoc, providing telemedicine and remote wellness.

Elsewhere, Telefónica continued its initiatives that are helping to create a more agile, streamlined operating model. Digitalisation has progressed significantly, with digital sales in our four core markets maintaining a solid growth, +36% y-o-y in Q3 20 (+37,5% in 9M 20) and representing 30% of total sales (+10 p.p. y-o-y). Notably, in Q3 20 the digital channel accounted for 83% of FTTH sales in Brazil, 80% of postpaid gross adds in the UK and 73% of postpaid upgrades in Germany.
Telefónica's automation program improves customer experience and quality of service, and captures efficiencies, while the Open Innovation program focuses on generating revenue and services through investments. In Q3 20, a further 9 startups joined the program, bringing the total to 519, of which 24% are already adding value to our clients. Q3 20, saw a notable investment in CloudNC (Artificial Intelligence to control machines autonomously), in addition to the acquisitions of iHacklabs and Govertis (Cybersecurity startups) by Telefonica Tech.

TELEFÓNICA ACCESSES
Unaudited figures (thousands)
	2019				2020

	March	June	September	December	March	June	September	% Chg

Retail Accesses	331,395.2	325,608.8	324,331.2	322,422.2	319,912.7	314,709.0	318,430.8	(1.8)
Fixed telephony accesses	34,262.8	33,202.5	32,338.2	31,285.4	30,348.6	29,618.4	28,881.4	(10.7)
Broadband	21,586.5	21,449.2	21,262.9	20,837.1	20,518.9	20,321.9	20,213.4	(4.9)
UBB	13,580.5	13,931.1	14,191.8	14,280.9	14,434.2	14,625.2	14,949.5	5.3
FTTH	7,121.7	7,525.4	7,923.7	8,223.5	8,565.7	8,950.3	9,486.8	19.7
Mobile accesses (1)	266,348.2	261,849.4	261,795.1	261,532.9	260,434.6	256,201.7	260,877.5	(0.4)
Prepay	142,120.2	135,992.8	134,224.4	131,787.1	129,550.6	126,134.2	128,770.2	(4.1)
Contract (1)	103,834.0	104,494.0	105,176.0	105,970.7	106,196.4	105,792.9	106,883.3	1.6
IoT	20,394.0	21,362.6	22,394.7	23,775.0	24,687.6	24,274.6	25,224.0	12.6
Pay TV	8,828.0	8,768.5	8,601.7	8,437.1	8,287.4	8,243.3	8,140.0	(5.4)
Wholesale Accesses	21,019.8	20,971.6	21,489.4	21,912.7	22,327.0	22,555.0	23,068.9	7.4
Fixed wholesale accesses	3,895.1	3,859.9	3,851.1	3,822.8	3,793.6	3,753.1	3,742.5	(2.8)
Mobile wholesale accesses (1)	17,124.7	17,111.7	17,638.3	18,089.9	18,533.4	18,801.8	19,326.4	9.6
Total Accesses	352,415.0	346,580.4	345,820.6	344,334.9	342,239.7	337,264.0	341,499.7	(1.2)
Notes:
- T. Panamá's accesses excluded since 1 September 2019, T. Nicaragua's since 1 May of 2019 and T. Guatemala's since 1 January of 2019.
(1) In 2019, 665k Mobile contract accesses have been reclassified to wholesale (December 19 base as a reference).

OWN UBB COVERAGE
Unaudited figures (thousands)	2019				2020

	March	June	September	December	March	June	September	% Chg

UBB Premises passed	51,763.1	53,162.4	54,474.3	55,675.6	56,827.0	58,249.0	60,092.6	10.3
FTTH	35,034.8	36,652.4	38,198.8	39,749.9	41,082.9	42,952.5	45,611.9	19.4

COVID-19 Q3 20 impact and response
Telefónica continued to experience a significant impact from the COVID-19 pandemic during Q3 20, with pressure across the Group’s markets in both its B2C and B2B segments.
COVID-19 is estimated to have had a negative impact on Group revenue of €591m in Q3 20 vs. €729m in Q2 20. Of this figure, Hispam represented 31% of the total impact, followed by Spain at 26%, the UK at 20%, Brazil at 15%, while Germany accounted for just 5%. At Group level, negative effects of €591m are largely attributable to services revenues (€522m following lower activity in B2C (discounts/promotions) and B2B (discounts, delays in projects) and reduced roaming) and handset sales (€69m). When compared to Q2 20, COVID negative effects reduced by €138m mainly on improved handset sales in Q3 20.

The COVID-19 crisis and market volatility contributed to the significant depreciation of Latin American currencies against the Euro during Q3 20. This FX dynamic negatively affected reported Group revenues and OIBDA by €959m and €358m, respectively, representing a further deterioration from Q2 2020 (-€791m in revenues and -€297m in OIBDA). These negative FX impacts have been significantly reduced at the FCF level -€189m in Q3 20, thanks to both active and passive hedge strategies.
Despite these challenges, Telefónica has taken a leap forward in its cost management and investment prioritisation. As such, the negative impact of COVID-19 on OIBDA in Q3 20 was reduced to €315m (€338m in Q2 20), mainly stemming from direct costs. The reduced impact seen in Q3 20 is primarily attributable to commercial costs and bad debt provisions. This led to a y-o-y organic OpEx reduction of -3.0% in Q3 20, vs -4.9% in Q2 20.
Throughout the crisis, Telefónica leveraged its network leadership to further improve customer engagement, reflected in improved churn rates and NPS in our four core markets, and higher customer lifetime across the Group. In addition, the Group further increased its digital customer interactions and introduced new ways of working. Growth in Cloud and Cybersecurity services demand continued to accelerate. At the same time, CapEx adapted to market conditions, declining by -18.0% y-o-y organic in Q3 20 (-13.7% in 9M 20).
Our clear strategic focus during these challenging times has enabled us to deliver critical services and ensure connectivity through our reliable and secure network. This formed a foundation for all of our actions aimed at supporting our stakeholders and driving economic recovery post COVID-19. In addition to presenting challenges, COVID-19 has accelerated the process of modernisation, enabling us to capitalise on changing dynamics in this new digital world.

COVID-19 estimated impacts
	Q3 20				9M 20
	Revenues		OIBDA		Revenues		OIBDA

(Mill € aprox.)	COVID-19	Impact to org. growth	COVID-19	Impact to org. growth	COVID-19	Impact to org. growth	COVID-19	Impact to org. growth

SPAIN	154	(4.8 p.p.)	48	(3.5 p.p.)	367	(3.8 p.p.)	131	(3.3 p.p.)
UK	121	(6.8 p.p.)	44	(8.2 p.p.)	251	(4.9 p.p.)	119	(7.5 p.p.)
GERMANY	30	(1.6 p.p.)	23	(3.9 p.p.)	69	(1.3 p.p.)	47	(2.7 p.p.)
BRAZIL	89	(4.8 p.p.)	44	(5.8 p.p.)	205	(3.5 p.p.)	124	(5.1 p.p.)
HISPAM	181	(6.3 p.p.)	161	(18.8 p.p.)	474	(5.6 p.p.)	271	(10.1 p.p.)

TOTAL GROUP	591	(4.9 p.p.)	315	(6.8 p.p.)	1,397	(3.9 p.p.)	687	(5.2 p.p.)

Cash flow and Funding
Free cash flow further improved in Q3 20, amounting to €1,579m vs. €988m in Q2 20, due positive contribution from working capital, lower payments from tax, interest, dividend to minorities and lease principal.
Net financial debt at September 2020 totalled €36,676m, down by €525m compared to June 2020, positively impacted by free cash flow generation of €1,579m. Net financial debt was negatively impacted by shareholder remuneration of €631m (including coupon payments of capital instruments), labour-related commitments of €204m, net financial investments of €50m and other net factors totalling €168m (including impact of net debt in foreign currencies, net of extending payment terms with suppliers or the factoring firm and other effects).
The Group, in the current low-interest rate environment, re-financed in 9M 20 €16,716m (€10,429m at the group and €6,287m at the future JV of O2 with VMED) of its debt thereby extending its average life to 10.9 years (December 2019: 10.5 years). Telefónica’s debt maturities remain covered over the next two years and the Group maintains a solid liquidity position of €22,425m as of September 2020.

Financial performance
Consolidated results
•Reported results were significantly impacted by unfavourable foreign exchange dynamics and COVID-19, which reduced revenues by €959m and €591m respectively in Q3 20, and OIBDA by €358m and €315m in the same period. In addition, an impairment allocated to T. Argentina of €785m was registered. Q3 19 included €1,876m of restructuring costs - mainly in Spain - and €425m of capital gains, primarily from the sale of our operations in Panamá and of data centres.
•Sequential improvement trends in revenues and OIBDA. In revenues, the decline moderated to 4.3% y-o-y organic (-5.6% in Q2 20) thanks to an improvement in both handset sales and services revenues. In our four core markets, performance was flat q-o-q, with a slight deterioration to -3.9% y-o-y in organic terms, as the change in distribution strategy in the UK generated distortions. The remaining three core markets improved sequentially. In Q3 20, Group OIBDA (-8.3% y-o-y organic) expanded by 175 bps, but was up 332 bps in our four core markets (-3.3% y-o-y organic) with all businesses improving, led by Spain.
•OIBDA-CapEx declined 0.8% y-o-y organically in Q3 20, due to impacts from Hispam and Spain, but across our four core markets it increased by 5.2%. This 331 bps acceleration vs Q2 20 resulted from sound operating cash flow generated in Brazil, the UK and Germany.
•Q3 20 (OIBDA-CapEx)/Revenues grew by 0.7 p.p. y-o-y organic and by 2.1 p.p. in our four core markets.
•Our pursuit of incremental cost savings, and our focus on adapting to the new environment drove an OpEx reduction of 3.0% in Q3 20 (-2.8% in 9M 20 y-o-y organically).
•FCF expanded sequentially to €1,579m in Q3 20 (€988m in Q2), reaffirming our resilience and capacity to absorb COVID-19 impacts through efficiencies gained in managing our OpEx and CapEx. FCF Q3 20 grew +13.2% y-o-y. Q3 20 FCF was equivalent to €0.30 per share.
•Net debt as of September declined 4.2% or €1,617m y-o-y while liquidity remained strong at €22,425m, covering maturities for longer than the next two years as we continued to enhance our debt profile, increasing our average debt life to 10.9 years and reducing our average cost of debt to 3.07%.

TELEFÓNICA
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - September		% Chg		July - September		% Chg

	2020	2019	Reported	Organic	2020	2019	Reported	Organic

Revenues	32,167	36,023	(10.7)	(3.7)	10,461	11,902	(12.1)	(4.3)
Other income	1,003	2,052	(51.1)	(15.6)	320	823	(61.1)	(18.6)
Operating expenses	(22,505)	(26,584)	(15.3)	(2.8)	(7,315)	(9,973)	(26.7)	(3.0)
Impairments & losses on disposal of assets	(919)	(40)	n.s.	(22.5)	(795)	(3)	n.s.	235.4
Underlying operating income before D&A (OIBDA)	10,749	12,611	(14.8)		3,518	4,243	(17.1)
Operating income before D&A (OIBDA)	9,747	11,450	(14.9)	(6.7)	2,672	2,748	(2.8)	(8.3)
OIBDA Margin	30.3%	31.8%	(1.5 p.p.)	(1.1 p.p.)	25.5%	23.1%	2.4 p.p.	(1.5 p.p.)
Depreciation and amortisation	(7,079)	(7,827)	(9.6)	0.6	(2,128)	(2,580)	(17.5)	0.2
Operating income (OI)	2,668	3,622	(26.3)	(19.2)	544	169	222.5	(21.9)
Share of profit (loss) of investments accounted for by the equity method	7	10	(31.0)		2	2	(7.4)
Net financial income (expense)	(1,280)	(1,392)	(8.0)		(532)	(540)	(1.6)
Profit before taxes	1,394	2,240	(37.8)		14	(369)	c.s.
Corporate income tax	(528)	(453)	16.6		(108)	102	c.s.
Profit for the period	866	1,787	(51.5)		(93)	(267)	(65.2)
Attributable to equity holders of the Parent	671	1,344	(50.1)		(160)	(443)	(63.9)
Attributable to non-controlling interests	196	443	(55.8)		67	176	(62.0)

Weighted average number of ordinary shares outstanding during the period (millions)	5,283	5,256	0.5		5,282	5,249	0.6
Basic and diluted earnings per share attributable to equity holders of the Parent (euros)	0.09	0.21	(58.2)		(0.04)	(0.10)	(58.0)
Underlying basic and diluted earnings per share attributable to equity holders of the Parent (euros)	0.36	0.46	(22.0)		0.13	0.14	(9.0)
Notes:
- Other income includes “internal expenditure capitalised in fixed assets” and “gain on disposal of assets”.
- The weighted average number of ordinary shares outstanding during the period has been obtained applying the IAS rule 33 "Earnings per share". Thereby, the weighted average of shares held as treasury stock have not been taken into account as outstanding shares. On the other hand, the denominator is retrospectively adjusted for transactions that have changed the number of shares outstanding without a corresponding change in equity (as if such transactions had occurred at the beginning of the earliest period presented). For instance, the bonus share issue carried out to meet the scrip dividends paid in July 2020, have been taken into account.
- Basic and diluted earnings per share ratio is calculated dividing Profit for the period Attributable to equity holders of the Parent, adjusted for the net coupon corresponding to “Other equity instruments” (€196m in January-September 2020 and €216m in January-September 2019), by the weighted average number of ordinary shares outstanding during the period.
- Following the consideration of the Argentine and Venezuela economies as hyperinflationary from an accounting perspective, the operations are adjusted by inflation and are to be accounted at their corresponding closing exchange vs. the Euro.
- Group consolidated results deconsolidate T. Panamá since 1 September 2019, T. Nicaragua since 1 May 2019, T. Guatemala since 1 January 2019 and Antares' results since 1 February 2019.

In Q3 20, COVID-19 contributed to a deterioration in the depreciation of Latin American currencies versus the euro, resulting in a negative FX impact of 8.1 p.p. and 13.0 p.p. y-o-y on Group revenue and OIBDA, respectively. The key factor was the depreciation of the Brazilian real against the euro (-5.9 p.p. and -7.0 p.p. in revenue and OIBDA y-o-y decline in 9M 20). The €806m negative impact on OIBDA in 9M 20 was largely contained, with the impact on cash flow generation limited to -€300m. Furthermore, at net debt level, FX had a €1,221m positive impact in 9M 20, with a €2,080m positive impact to net debt plus leases.
Revenue declined by 12.1% y-o-y to €10,461m in Q3 20, or 4.3% y-o-y in organic terms (-10.7% y-o-y to €32,167m in 9M 20, -3.7% y-o-y in organic terms), mostly attributable to the impacts of COVID-19 (-€591m) and currency dynamics (-€959m). Notably the Group revenue y-o-y trend improved q-o-q, thanks to better performance in service revenues and handset sales, while in the four core markets it remained virtually stable q-o-q at -3.9% y-o-y in organic terms in Q3 20 (-2.5% in 9M 20).
Service revenues eased the decline (-4.2% y-o-y organic in Q3 20, versus -5.0% in Q2 20), and remained affected by the impacts from COVID-19, which were higher in the period. Revenues from broadband connectivity and services beyond connectivity increased strongly, up 5 p.p. y-o-y to 68% of total service revenues, while the share of voice and access decreased by 4 p.p. y-o-y to 31%. Handset sales improved (down 4.7% y-o-y organic in Q3 20 versus an 11.1% decline in Q2 20) mainly driven by improved trends in Hispam, Brazil and Spain which saw a commercial recovery and lower COVID-19 impacts, offsetting lower sales in the UK and Germany largely attributable to delayed new model launches.

B2B revenue in 9M 20 (€6,213m), fell by 4.1% y-o-y (-6.6% in Q3 20), reflecting the impact of COVID-19, especially on SMEs, as the Corporate segment (60% of revenues in 9M 20) was less affected and commercial activity was almost recovered in September.
Digital service revenues were up +0.5% y-o-y to €5,209m for 9M 20. This was driven by Tech services (Cloud, IoT/Big Data and Cybersecurity) which continued to grow in 9M 20 (€1,113m; +15.4% y-o-y) and by Video (€2,082m; -3.7% in 9M 20). The Group's video base stood at 9.6m accesses (8.1m Pay TV and 1.4m active OTT accesses) with strong growth in OTT accesses (+24% y-o-y).
Other income totalled €320m in Q3 20 vs. €823m in Q3 19 (of which €425m corresponded to capital gains from the sale of assets). It amounted to €1,003m in 9M 20 (vs. €2,052m in 9M 19, which included €899m of capital gains from asset sales).
Operating expenses were down 26.7% y-o-y in Q3 20 to €7,315m (-15.3% y-o-y to €22,505m in 9M 20), primarily due to €1,876m of restructuring costs recognised in Q3 19 (€46m in Q3 20, mainly in T. Deutschland and T. Hispam) and exchange rate movements. The Group's focus on adapting to the new environment, by leveraging operational management and efficiency improvements, drove operating expenses down in organic terms by 3.0% y-o-y in Q3 20 (-2.8% y-o-y in 9M 20).
The average number of staff during 9M 20 stood at 113,392 employees (-4.4% y-o-y).
Impairments & losses on disposal of assets, amounted to €795m in Q3 20 (€919m in 9M 20) and were mainly associated with an impairment allocated to T. Argentina of -€785m.
Operating income before depreciation and amortisation (OIBDA) decreased by 2.8% y-o-y to €2,672m in Q3 20 (down 14.9% y-o-y to €9,747m in 9M 20), reflecting primarily the €1,876m of restructuring costs and €425m of capital gains from asset sales recognised in Q3 19; and in Q3 20, COVID-19 and FX impacts of -€315m and -€358m respectively, and an impairment allocated to T. Argentina of -€785m. In organic terms, OIBDA y-o-y trends improved sequentially, both for the Group (-8.3% y-o-y in Q3 20, -6.7% y-o-y in 9M 20) and in the four core markets (-3.3% y-o-y in Q3 20, -3.1% in 9M 20).
Underlying OIBDA totalled €3,518m in Q3 20 (down 17.1% y-o-y), after excluding €846m largely attributable to the impairment allocated to T. Argentina and restructuring costs. In 9M 20, underlying OIBDA amounted to €10,749m (-14.8% y-o-y).
OIBDA margin stood at 25.5% in Q3 20, down 1.5 p.p. y-o-y in organic terms (up 2.4 p.p. y-o-y reported). For 9M 20, it stood at 30.3%, a decline of 1.1 p.p. y-o-y in organic terms (down 1.5 p.p. y-o-y reported).
Depreciation and amortisation decreased by 17.5% y-o-y to €2,128m in Q3 20 (up 0.2% y-o-y in organic terms) mainly due to lower amortisation at T. UK (+€292m) following the agreement with Liberty Global and positive FX impacts. This was partially offset by the accelerated depreciation of certain assets in T. México (-€65m). In 9M 20, depreciation and amortisation decreased by 9.6% y-o-y to €7,079m (up 0.6% y-o-y in organic terms).
Operating income (OI) amounted to €544m in Q3 20 versus €169m in Q3 19 (down 21.9% y-o-y in organic terms). In 9M 20, OI declined by 26.3% y-o-y to €2,668m (-19.2% y-o-y in organic terms).
Net financial expenses remained virtually stable y-o-y to €532m in Q3 20. Net financial expenses decreased by 8.0% y-o-y to €1,280m in 9M 20 as a result of debt reduction and its cost.
Corporate income tax in Q3 20 totalled to €108m, vs. a positive amount of €102m in Q3 19, which was affected by the aforementioned restructuring provision realised in the same period. In 9M 20, corporate income tax totalled €528m, an increase of 16.6% y-o-y mainly due to extraordinary positive effects in 2019.
Profit attributable to non-controlling interests declined by 62.0% y-o-y in Q3 20 to €67m, mainly due to a reduction in the profit attributable to minority interests at T. Centroamérica. For 9M 20, it declined by 55.8% y-o-y to €196m.
Profit attributable to equity holders of the parent company amounted to a negative total of €160m in Q3 20 (-€443m in Q3 19) mainly affected by the impairment allocated to T. Argentina of €691m. In underlying terms, it amounted to €734m in Q3 20 (down 8.9% y-o-y), having excluded €894m, related to the aforementioned impairment in Argentina, restructuring provisions and other impacts. Profit attributable to equity holders of the parent company was down 50.1% y-o-y to €671m in 9M 20 (-20.7% y-o-y to €2,052m in underlying terms).
Earnings per share amounted to -€0.04 in Q3 20 (-€0.10 in Q3 19) with underlying EPS of €0.13 (down 9.0% y-o-y). In 9M 20, EPS amounted to €0.09 (down 58.2% y-o-y) and underlying EPS equated to €0.36 (-22.0% y-o-y).

CapEx reached €4,067m in 9M 20 versus €6,657m in 9M 19 (which included €1,465m of spectrum). In organic terms, CapEx decreased by 13.7% y-o-y due to the effective management of investments, and remained focused on accelerating seamless connectivity (deployment of LTE and fibre networks, increased network capacity and virtualisation) while improving quality and customer experience.
OIBDA-CapEx increased by 18.5% y-o-y to €5,680m in 9M 20. In organic terms, it decreased by 1.8% y-o-y despite the resilient performance across the four core markets (up 3.4% y-o-y).
(OIBDA-CapEx)/Revenues ratio stood at 17.7% in 9M 20, up 0.4 p.p. y-o-y in organic terms (up 4.4 p.p. y-o-y reported), while in the four core markets, (OIBDA-CapEx)/Revenues ratio increased at a higher rate of 1.4 p.p. y-o-y organic.
Working capital consumption amounted to €764m in 9M 20, mainly due to seasonality and lower execution of CapEx, restructuring payments accrued in 2019, as well as pre-payments resulting from the agreement with AT&T in Mexico. All this was partially offset by seasonal impacts and higher collections from the sale of assets. It is worth highlighting the execution of factoring measures on accounts receivable and extension of payment terms with suppliers or the factoring firm where those had been discounted. In 9M 19, working capital contributed positively to the free cash flow generation in €482m, and the y-o-y change was mainly impacted by the acquisition of spectrum in Germany in 2019, payable in the next few years.
Interest payments decreased by 16.1% y-o-y to €1,056m in 9M 20, mainly due to debt reduction. The effective cost of interest payments over the last 12 months stood at 3.07% as of September 2020 (excluding the effect of IFRS 16: 3.15%).
Tax payments amounted to €462m in 9M 20, compared to a tax credit of €529m in 9M 19, mainly due to an extraordinary refund of €916m in Spain in 9M 19. Excluding this effect, tax payments in 9M 20 would be 19.4% higher than in 9M 19, mainly due to lower refunds of previous years and extraordinary payments in Mexico.
Operations with minority shareholders had a negative impact of €322m on free cash flow generation in 9M 20 (compared to -€445m in 9M 19).

Cash flow and funding

TELEFÓNICA
RECONCILIATIONS OF CASH FLOW AND OIBDA MINUS CAPEX
Unaudited figures (Euros in millions)
	January - September

	2020	2019	% Chg

OIBDA	9,747	11,450	(14.9)
- CapEx accrued during the period	(4,067)	(6,657)
- Non-cash items & Others (1)	939	1,202
- Working Capital	(764)	482
- Net interest payment	(1,056)	(1,259)
- Payment for tax	(462)	529
- Dividends paid to minority shareholders	(322)	(445)
= Free Cash Flow excluding Lease Principal Payments	4,016	5,302	(24.3)
- Lease Principal Payments	(1,215)	(1,152)
= Free Cash Flow including Lease Principal Payments	2,801	4,150	(32.5)
Weighted average number of ordinary shares outstanding during the period (millions)	5,283	5,256
= Free Cash Flow per share (euros)	0.53	0.79	(32.9)
- The weighted average number of ordinary shares outstanding during the period has been obtained applying the IAS rule 33 "Earnings per share". Thereby, the weighted average of shares held as treasury stock have not been taken into account as outstanding shares. On the other hand, the denominator is retrospectively adjusted for transactions that have changed the number of shares outstanding without a corresponding change in equity (as if such transactions had occurred at the beginning of the earliest period presented). For instance, the bonus share issue carried out to meet the scrip dividends paid in July 2020, have been taken into account.
(1) In January-September 2019 it includes €1,860m related to commitments associated with long-term restructuring plans mainly in Spain and €658m related mainly to capital gains from asset sales. In January-September 2020, it includes mainly €894m related to the impairment allocated to T. Argentina and €45m related to commitments associated with long-term restructuring plans mainly in Germany and Hispam.

Free cash flow totalled €2,801m in 9M 20, down €1,349m compared to 9M 19, mainly due to the extraordinary tax refund of €916m in Spain in 9M 19, slightly lower organic OIBDA-CapEx (-1.8% y-o-y) and unfavourable FX impacts (-€300m). All of this was partially offset by lower interest payments (+€203m) and lower dividends paid to minorities (+€123m). Principal payments of lease liabilities amounted to €1,215m in 9M 20.

Funding position
Net financial debt at the end of September 2020 totalled €36,676m, down €1,068m compared to December 2019, positively impacted by free cash flow generation of €2,801m and other net factors totaling €733m. This was mainly due to the lower value in euros of net debt in foreign currencies of €1,221m, net of extending payment terms with suppliers or the factoring firm and other effects of €488m. Net financial debt was also impacted by shareholder remuneration of €1,003m (including coupon payments of capital instruments), the net amortisation of capital instruments amounting to €723m, labour-related commitments of €697m and net financial investments of €41m.
Net financial debt including lease liabilities amounted to €42,992m at September 2020 (compared to €45,123m at December 2019).

TELEFÓNICA
NET FINANCIAL DEBT
Unaudited figures (Euros in millions)
September 2020

Non-current financial liabilities	42,861
Current financial liabilities	9,677
Gross Financial Debt	52,539
Cash and cash equivalents	(5,913)
Current financial assets	(3,235)
Non-current financial assets	(5,589)
Mark-to-market adjustment by cash flow hedging activities related to debt	(345)
Other current assets and liabilities	(1,073)
Other non-current assets and liabilities	292
Net Financial Debt	36,676
Lease Liabilities	6,316
Net Financial Debt including Lease liabilities (1)	42,992
Notes:
(1) Includes assets and liabilities defined as net financial debt including Lease liabilities for UK, El Salvador and Costa Rica, that are classified as non-current assets and disposal groups classified as held for sale and liabilities associated with non-current assets held for sale.
- Net financial debt includes a positive value of the derivatives portfolio for a net amount of €2,178m, €4,386m included as financial liabilities and €6,563m included as financial assets.

September 2020

Net Financial Debt / OIBDAaL adjusted (1)	2.77x

Notes:
(1) OIBDA plus adjustments and after Leases.

TELEFÓNICA
CHANGE IN DEBT
Unaudited figures (Euros in millions)
	January - September

	2020	2019	% Chg

Net financial debt at beginning of period	37,744	41,074
+ Free Cash Flow including Lease Principal Payments	(2,801)	(4,150)
+ Hybrids	723	(686)
+ Shareholder remuneration (including hybrid coupons)	1,003	1,529
+ Pre-retirement commitments	697	595
+ Net financial investments	41	(1,170)
+FX & Others	(733)	1,101
Net financial debt at end of period	36,676	38,293	(4.2)
+ Lease Liabilities	6,316	7,301
Net Financial Debt plus Lease Liabilities at end of period	42,992	45,594

Telefónica, in the current low-interest rate environment, re-financed in 9M 20 €16,716m (€10,429m at the group and €6,287m at the future JV of O2 with VMED) of its debt (excluding commercial paper and short-term bank loans), which allowed the Group to maintain a solid liquidity position and to further extend debt maturities. As of the end of September 2020, the Group has covered debt maturities over the next two years. The average debt life was extended to 10.9 years, from 10.5 years in December 2019.

Financing activities in Q3 20
•In July, T. Emisiones completed a 20 year issuance of €500m with a coupon of 1.864%
•Also in July, Colombia Telecomunicaciones, S.A. ESP. launched a bond for $500m maturing in 10 years with a coupon of 4.95%
Throughout 9M 20, Telefónica Group obtained funding amounting to €108m (9M 19: €302m) by extending payment terms with suppliers or the factoring firm.
Telefónica, S.A. and its holding companies continued their issuance activity under the Promissory Notes and Commercial Paper Programmes (Domestic and European), maintaining an outstanding notional balance of €1,537m as of September 2020.
Undrawn, committed credit lines with different credit institutions amounted to €13,277m as of September 2020 (€12,383m maturing in over twelve months), which combined with the cash equivalents position and current financial assets, placed liquidity at €22,425m1.

1. Liquidity not including proceeds from equalisation payment and dividend recap upon UK JV completion

Performance by segment

TELEFÓNICA
SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)	January - September	% Chg		July - September	% Chg

	2020	Reported	Organic	2020	Reported	Organic

Revenues	32,167	(10.7)	(3.7)	10,461	(12.1)	(4.3)
Telefónica España	9,209	(3.7)	(3.7)	3,103	(4.3)	(4.3)
Telefónica Deutschland	5,509	1.5	1.5	1,873	0.4	0.4
Telefónica UK	4,966	(4.2)	(4.1)	1,596	(10.0)	(9.5)
Telefónica Brasil	5,674	(24.7)	(2.9)	1,720	(31.4)	(2.3)
Telefónica Infra (Telxius)	609	(4.1)	(2.2)	194	(2.8)	2.0
Telefónica Hispam	5,988	(17.1)	(7.4)	1,903	(13.6)	(6.4)
Other companies & eliminations	211	(53.5)	c.s.	72	(35.6)	(2.1)

OIBDA	9,747	(14.9)	(6.7)	2,672	(2.8)	(8.3)
Telefónica España	3,734	59.5	(5.2)	1,298	c.s.	(4.8)
Telefónica Deutschland	1,672	(1.5)	(1.0)	577	(3.3)	0.7
Telefónica UK	1,528	(4.2)	(4.0)	516	(4.8)	(4.5)
Telefónica Brasil	2,385	(23.6)	(1.0)	719	(32.8)	(2.9)
Telefónica Infra (Telxius)	389	2.1	4.6	121	(5.3)	0.3
Telefónica Hispam	519	(72.7)	(14.4)	(344)	c.s.	(18.1)
Other companies & eliminations	(482)	c.s.	81.9	(217)	c.s.	0.5

OIBDA margin	30.3%	(1.5 p.p.)	(1.1 p.p.)	25.5%	2.4 p.p.	(1.5 p.p.)
Telefónica España	40.6%	16.1 p.p.	(0.6 p.p.)	41.8%	c.s.	(0.2 p.p.)
Telefónica Deutschland	30.4%	(0.9 p.p.)	(0.8 p.p.)	30.8%	(1.2 p.p.)	0.1 p.p.
Telefónica UK	30.8%	0.0 p.p.	0.0 p.p.	32.4%	1.8 p.p.	1.7 p.p.
Telefónica Brasil	42.0%	0.6 p.p.	0.8 p.p.	41.8%	(0.9 p.p.)	(0.3 p.p.)
Telefónica Infra (Telxius)	63.9%	3.9 p.p.	4.2 p.p.	62.5%	(1.6 p.p.)	(1.1 p.p.)
Telefónica Hispam	8.7%	(17.6 p.p.)	(2.0 p.p.)	(18.0%)	(43.5 p.p.)	(3.5 p.p.)
Other companies & eliminations	n.s.	n.s.	c.s.	n.s.	n.s.	1.2 p.p.

Net income attributable to equity holders of the Parent	671	(50.1)		(160)	(63.9)
Basic and diluted earnings per share (euros)	0.09	(58.2)		(0.04)	(58.0)

CapEx	4,067	(38.9)	(13.7)	1,346	(58.9)	(18.0)
Telefónica España	1,024	(15.0)	(15.0)	376	(2.8)	(2.8)
Telefónica Deutschland	726	(67.1)	(7.1)	251	(85.3)	(12.1)
Telefónica UK	611	(6.3)	(6.1)	205	(15.4)	(14.9)
Telefónica Brasil	952	(35.9)	(17.4)	287	(48.0)	(25.8)
Telefónica Infra (Telxius)	295	66.4	87.6	89	6.9	18.0
Telefónica Hispam	613	(36.2)	(21.0)	155	(51.1)	(39.0)
Other companies & eliminations	(155)	n.s.	163.9	(18)	(12.9)	(25.5)

Spectrum	—	—	—	—	—	—

OIBDA-CapEx	5,680	18.5	(1.8)	1,326	c.s.	(0.8)
Telefónica España	2,710	138.6	(0.9)	923	c.s.	(5.5)
Telefónica Deutschland	946	c.s.	4.0	326	c.s.	12.5
Telefónica UK	918	(2.7)	(2.6)	312	3.7	3.7
Telefónica Brasil	1,433	(12.3)	14.1	432	(16.6)	22.2
Telefónica Infra (Telxius)	94	(53.7)	(67.6)	32	(28.3)	(33.0)
Telefónica Hispam	(94)	c.s.	(8.2)	(499)	c.s.	1.9
Other companies & eliminations	(326)	c.s.	54.1	(199)	c.s.	28.1

(OIBDA-CapEx)/Revenues	17.7%	4.4 p.p.	0.4 p.p.	12.7%	17.1 p.p.	0.7 p.p.

-Reconciliation included in the excel spreadsheets.
Notes:
-OIBDA and OI are presented before brand fees and management fees.
-Group consolidated results deconsolidate T. Panamá since 1 September 2019, T. Nicaragua since 1 May 2019, T. Guatemala since 1 January 2019 and Antares' results since 1 February 2019.
Organic criteria: Assumes constant exchange rates of 2019 (average in 2019). Considers constant perimeter of consolidation, does not include capital gains/losses from the sale of companies and assets sales (material), restructuring costs and other impacts (write-offs, material non-recurring impacts). In addition, excludes contribution to growth from T. Argentina and T. Venezuela and the results from Central America. CapEx excludes investments in spectrum.

TELEFÓNICA ESPAÑA
(29% of total Telefónica 9M revenues / 38% OIBDA) / (y-o-y changes in organic terms)

Operating performance
Telefónica España's results for Q3 20 continue to be impacted by the COVID-19 pandemic, although the y-o-y performance improved for service revenues, handset sales and OIBDA (+0.3 p.p.; +24.3 p.p. and +4.1 p.p. respectively), driven by a recovery in commercial activity.
Despite the challenging environment, Telefónica remained at the forefront of developments in the sector. Its 5G network was switched-on with the aim of achieving 75% coverage by year end. Meanwhile, “Movistar Salud” was launched and performance improvements were implemented for “Movistar Prosegur Alarmas”. All of these innovative services will increase differentiation and the quality of Telefónica's offering.

TELEFÓNICA ESPAÑA
ACCESSES
Unaudited figures (Thousands)
	2019				2020

	March	June	September	December	March	June	September	% Chg

Retail Accesses	37,847.8	38,047.1	38,020.7	38,049.5	37,874.0	37,936.9	37,922.1	(0.3)
Fixed telephony	9,220.7	9,161.4	9,092.5	9,024.1	8,918.6	8,917.6	8,882.5	(2.3)
Broadband	6,068.0	6,072.4	6,078.3	6,023.4	5,985.2	5,993.4	6,030.3	(0.8)
FTTH	4,025.5	4,150.8	4,246.9	4,325.0	4,393.0	4,452.0	4,556.9	7.3
Mobile	18,448.6	18,691.9	18,748.5	18,916.9	18,926.7	18,960.3	18,993.7	1.3
Prepay	1,341.2	1,258.6	1,200.4	1,137.2	1,070.2	1,012.7	940.0	(21.7)
Contract	14,753.5	14,946.2	14,991.9	15,158.8	15,209.9	15,279.8	15,365.1	2.5
IoT	2,353.9	2,487.0	2,556.2	2,620.8	2,646.6	2,667.7	2,688.6	5.2
Pay TV	4,094.8	4,106.1	4,088.5	4,073.8	4,032.3	4,054.3	4,004.3	(2.1)
Wholesale Accesses	3,858.4	3,822.5	3,816.1	3,788.2	3,772.4	3,719.9	3,709.2	(2.8)
FTTH	1,719.2	1,863.4	2,014.3	2,154.9	2,292.5	2,361.3	2,489.6	23.6

Total Accesses	41,706.2	41,869.6	41,836.9	41,837.7	41,646.4	41,656.7	41,631.4	(0.5)

OWN UBB COVERAGE
Unaudited figures (thousands)
	2019				2020

	March	June	September	December	March	June	September	% Chg

UBB Premises passed (FTTH)	21,762.7	22,248.9	22,684.0	23,133.1	23,421.8	23,650.1	24,445.4	7.8

Total accesses (41.6m) remained stable y-o-y, reflecting a strong improvement in fixed broadband net adds (+37k accesses, the best since Q3 18) and in mobile postpaid net adds (+85k accesses in Q3 20). In Pay TV, a robust performance was seen in the highest value TV accesses, which are recovering positive net adds. However, the total base, fell by 50k accesses due to a decline in lower value TV accesses (including a net loss of accesses from Movistar+ Lite, following a large increase in the base in Q2 20 due to lockdown).
The total number of fibre accesses connected to the network (retail and wholesale) reached 7.0m (+233k in Q3 20, +105k retail) and already represents 76% of the retail broadband base and 67% of the wholesale base. Fibre uptake stands at 29% (+1 p.p. y-o-y) out of a total coverage of 24.4m premises passed (+795k in 3Q 20).

CONVERGENT KPIs
Unaudited figures
	2019				2020

	March	June	September	December	March	June	September	% Chg

Convergent clients (thousands)	4,833.4	4,862.5	4,850.4	4,839.1	4,824.5	4,830.3	4,847.3	(0.1)
Convergent ARPU (EUR) (cumulative YTD)	92.8	92.9	93.2	93.2	91.8	91.3	91.5	(1.9)
Convergent churn (cumulative YTD)	1.7%	1.6%	1.6%	1.6%	1.5%	1.2%	1.3%	(0.3)

Convergent customers totalled 4.8m (-0.1% y-o-y), with 17k new customers added in the quarter, highlighting the y-o-y growth in high-speed fibre (+15%) and O2 customers (x2.7).
Converged ARPU at 9M 20 remained strong at €91.5, -1.9% y-o-y (+€0.2 vs. H1 20) and notably improved its y-o-y trend in Q3 20 (-2.3% in line with Q2 20; -2.2% y-o-y) despite a 2.5 p.p. lower impact from tariffs vs Q2. Convergent churn for 9M 20 stood at 1.3% (-0.3 p.p. y-o-y), and improved y-o-y in Q3 20 (1.5%) despite the competitive environment, demonstrating the high loyalty of our customer base. Convergent accesses (from consumer customers) grew by 0.3% y-o-y with 4.9 services per customer.

Financial performance

TELEFÓNICA ESPAÑA
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - September		% Chg		July - September		% Chg

	2020	2019	Reported	Organic	2020	2019	Reported	Organic

Revenues	9,209	9,563	(3.7)	(3.7)	3,103	3,242	(4.3)	(4.3)
Mobile handset revenues	180	262	(31.2)	(31.2)	73	98	(25.9)	(25.9)
Revenues ex-mobile handset revenues	9,028	9,300	(2.9)	(2.9)	3,030	3,144	(3.6)	(3.6)
Retail	7,375	7,713	(4.4)	(4.4)	2,459	2,571	(4.4)	(4.4)
Wholesale and Other	1,653	1,587	4.2	4.2	571	573	(0.4)	(0.4)
Operating income before D&A (OIBDA)	3,734	2,341	59.5	(5.2)	1,298	(344)	c.s.	(4.8)
OIBDA Margin	40.6%	24.5%	16.1 p.p.	(0.6 p.p.)	41.8%	n.s.	c.s.	(0.2 p.p.)
CapEx	1,024	1,205	(15.0)	(15.0)	376	386	(2.8)	(2.8)
Spectrum	—	—	—	—	—	—	—	—
OIBDA-CapEx	2,710	1,136	138.6	(0.9)	923	(730)	c.s.	(5.5)

Revenues in Q3 20 (€3,103m) declined, but improved their performance (-4.3% y-o-y, mainly due to the COVID-19 crisis, vs -5.2% in Q2 20) with a smaller y-o-y fall in both handset revenues (-25.9% vs -50.2% in Q2 20) and service revenues (-3.6% vs -3.9% in Q2 20). As a result, revenues for 9M 20 (€9,209m) decreased by 3.7% y-o-y.
Retail revenues fell (-4.4% y-o-y) but the rate of decline moderated due to the less severe impact of Covid-19 in the period and despite an unfavourable comparison generated by the July 2019 convergent tariff update. Meanwhile, Wholesale and Other revenues (-0.4% y-o-y) were primarily impacted by a reduction in roaming (which subtracted 3.4 p.p. from growth in these revenues in Q3 20). In Q3 20, COVID-19 impacted total revenues by approximately -€154m (vs. -€194m in Q2 20), or -4.8 p.p. y-o-y, with a negative impact of -€128m on service revenues and -€26m on handset sales.
OIBDA in Q3 20 significantly improved its y-o-y decline compared to Q2 20 (+4.1 percentage points) due to better revenue performance, lower content costs, lower roaming costs, and savings from the restructuring plan. OIBDA in Q3 20 stood at €1,298m, falling -4.8% y-o-y, excluding the provision of €1,734m for the restructuring plan and a capital gain of €27m from the sale of data centres in Q3 19. In Q3 20, COVID-19 had an impact of approximately -€48m on OIBDA (vs. -€74m in Q2 20), which represents a -3.5 p.p. decline y-o-y. As a result, OIBDA for 9M 20 (€3,734m) fell by 5.2% y-o-y.
OIBDA margin stood at 41.8% in Q3 20 (-0.2 p.p. y-o-y) and 40.6% in 9M 20 (-0.6 p.p. y-o-y).
CapEx in 9M 20 (€1,024m) fell 15.0% y-o-y due to COVID-19 restrictions and the rescheduling of IT projects. This came despite the launch of the 5G network, as the required infrastructure was already prepared. The decline in CapEx slowed during the quarter in line with the resurgence in commercial activity.
OIBDA-CapEx in 9M 20 reached €2,710m, a slight y-o-y decline (-0.9%), while OIBDA-CapEx/revenues for the quarter again reached a record of 30%.

TELEFÓNICA DEUTSCHLAND
(17% of total Telefónica 9M revenues / 17% OIBDA) / (y-o-y changes in organic terms)

Operating performance
Telefónica Deutschland achieved solid financial results in a COVID-19 environment in Q3 20, with trading dynamics recovering to close to pre-pandemic levels and churn reaching historically low levels. These trends were supported by network quality improvements. In a dynamic yet rational competitive environment, the O2 Free portfolio continued to drive positive momentum and visible ARPU-accretive effects while COVID-19 related travel restrictions continued to impact roaming.
During the quarter, Telefónica Deutschland’s key milestones included:
•Core business momentum fully intact and OIBDA back to growth
•5G network operational in 15 cities, targeting >30% and ~50% population coverage by the end of 2021 and 2022, respectively, and close to full coverage by the end of 2025
•O2 winner of both Connect Shop-Test and Connect Test of Service Apps with a “very good” rating

TELEFÓNICA DEUTSCHLAND
ACCESSES
Unaudited figures (Thousands)
	2019				2020

	March	June	September	December	March	June	September	% Chg

Retail Accesses	47,202.1	47,555.9	48,010.9	48,258.0	48,121.7	48,017.7	48,544.9	1.1
Fixed telephony accesses	2,041.2	2,078.4	2,113.7	2,129.5	2,149.1	2,163.4	2,170.9	2.7
Broadband	2,123.7	2,162.0	2,193.4	2,206.6	2,231.7	2,245.2	2,251.6	2.7
UBB (1)	1,506.6	1,565.7	1,619.1	1,652.0	1,687.7	1,728.8	1,762.3	8.8
Mobile accesses	42,913.2	43,217.6	43,607.3	43,826.8	43,647.1	43,516.5	44,032.4	1.0
Prepay	20,331.8	20,335.1	20,332.5	20,096.2	19,689.4	19,323.0	19,530.7	(3.9)
Contract	21,371.4	21,728.6	22,095.9	22,538.8	22,727.2	22,885.3	23,146.3	4.8
IoT (2)	1,210.0	1,153.9	1,179.0	1,191.8	1,230.4	1,308.2	1,355.4	15.0
Total Accesses	47,202.1	47,555.9	48,010.9	48,258.0	48,121.7	48,017.7	48,544.9	1.1
(1) UBB accesses refers to VDSL accesses in Germany.
(2) Impacted by the disconnection of 67k inactive IoT accesses in Q2 19.

SELECTED OPERATIONAL DATA
Unaudited figures
	2019				2020

	March	June	September	December	March	June	September	% Chg

Mobile churn (quarterly)	1.9%	1.8%	1.9%	2.0%	2.0%	1.9%	1.6%	(0.3 p.p.)
Contract	1.6%	1.5%	1.5%	1.5%	1.5%	1.4%	1.4%	(0.1 p.p.)
Mobile churn (cumulative YTD)	1.9%	1.8%	1.8%	1.9%	2.0%	1.9%	1.8%	(0.0 p.p.)
Contract	1.6%	1.5%	1.5%	1.5%	1.5%	1.5%	1.4%	(0.1 p.p.)
Mobile ARPU (EUR) (cumulative YTD)	9.8	9.9	10.0	10.0	9.8	9.7	9.9	(1.5)
Contract	14.2	14.3	14.3	14.3	13.7	13.5	13.6	(4.9)

Notes:
- ARPU: monthly average revenue divided by the monthly average accesses of the period. % organic change.

Contract mobile accesses posted 261k net additions in Q3 20 and 608k in 9M 20. The customer base grew 5% y-o-y to 23.1m. Throughout Q3 20:
•O2 Free tariffs remained popular and continued to drive data usage (average usage of close to 8GB/mth)
•O2 contract churn registered historic low levels, improving by 0.4.p. y-o-y to 1.0% in Q3 20
•Own brand ARPU (ex-roaming) grew +0.3% y-o-y mainly driven by ongoing good traction of the O2 Free portfolio

Prepaid accesses registered 208k net additions in Q3 20 on the back of a seasonal increase in demand while the ongoing prepaid to postpaid migration trends in the market remained unchanged. In 9M 20 net disconnections stood at 566k. This resulted in total prepay accesses being down 4% y-o-y to 19.5m at the end of September.
Fixed broadband accesses grew 3% y-o-y to 2.3m with 6k net additions in Q3 20 (+45k in 9M 20). The slowdown in net additions was mainly driven by lower market churn (fixed connectivity key during pandemic) while financial performance was supported by VDSL growth (+34k and +110k net additions in Q3 20 and 9M 20, respectively).

Financial performance

TELEFÓNICA DEUTSCHLAND
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - September		% Chg		July - September		% Chg

	2020	2019	Reported	Organic	2020	2019	Reported	Organic

Revenues	5,509	5,429	1.5	1.5	1,873	1,865	0.4	0.4
Mobile Business	4,920	4,874	0.9	0.9	1,672	1,679	(0.4)	(0.4)
Handset revenues	972	914	6.4	6.4	311	318	(2.1)	(2.1)
Fixed Business	583	552	5.6	5.6	198	185	6.7	6.7
Operating income before D&A (OIBDA)	1,672	1,697	(1.5)	(1.0)	577	597	(3.3)	0.7
OIBDA Margin	30.4%	31.3%	(0.9 p.p.)	(0.8 p.p.)	30.8%	32.0%	(1.2 p.p.)	0.1 p.p.
CapEx	726	2,207	(67.1)	(7.1)	251	1,711	(85.3)	(12.1)
Spectrum	—	1,425	—	—	—	1,425	—	—
OIBDA-CapEx	946	(509)	c.s.	4.0	326	(1,114)	c.s.	12.5
Note:
- OIBDA before management and brand fees.

Revenues amounted to €1,873m in Q3 20 and €5,509m in 9M 20, +0.4% and +1.5% y-o-y, respectively. Excluding the impact of COVID-19, y-o-y revenue growth would have been 1.6 p.p. higher in Q3 20, with the strong performance of the O2 Free portfolio driving positive momentum.
Mobile business revenues were broadly flat (-0.4% y-o-y) in Q3 20 at €1,672m (up 0.9% in 9M 20 to €4,920m) as a combined result of weaker handset sales and stronger mobile service revenue achieved despite the continuing impact of COVID-19 on roaming.
Handset revenues amounted to €311m in Q3 20 and €972m in 9M 20, -2.1% y-o-y in Q3 20 and +6.4% y-o-y in 9M 20. This reflects some delays to smartphone launches; however, robust demand for high value handsets continued throughout 9M 20, supported by increasing adoption of online channels.
Fixed revenues amounted to €198m in Q3 20 (+6.7% y-o-y) and €583m in 9M 20 (+5.6% y-o-y), supported by the previously-mentioned strong demand for VDSL.
OIBDA returned to growth, increasing by 0.7% y-o-y to €577m in Q3 20 (-1.0% y-o-y in 9M 20 to €1,672m) as a result of the improved revenue mix and enhanced cost efficiencies. The related COVID-19 impact on OIBDA growth (-3.9 p.p. in 3T 20) was fully offset by the y-o-y trends mentioned above.
OIBDA margin stood at 30.8% in Q3 20, up 0.1 p.p. y-o-y. For the first nine months, OIBDA margin declined by 0.8 p.p. y-o-y to 30.4%.
CapEx amounted to €726m in 9M 20 , -7.1% y-o-y, with an implied capex/sales ratio of 13.2%. This decline was a result of more back-end loaded CapEx deployment in 2020 and adapted phasing within the existing investment programme which remains on track to meet YE20 coverage obligations. The Company made steady progress with its 4G/LTE-rollout, reaching the second milestone agreed with the German regulator for LTE-coverage expansion, and successfully launched its 5G network across 15 cities in Germany.
OIBDA-CapEx rose by 12.5% y-o-y to €326m in Q3 20 and up 4.0% y-o-y to €946m in 9M 20, whilst OIBDA-CapEx/Revenues stood at 17.4% in Q3 20 and grew by 2.0 p.p. y-o-y, 17.2% and +0.4 p.p. y-o-y in 9M 20.

TELEFÓNICA UK
(15% of 9M revenues / 16% OIBDA) / (y-o-y changes in organic terms)

Operating performance
Telefónica UK remained resilient in the third quarter, leveraging its position as the UK’s No1 Network. Continued focus on proactive engagement with customers, which represent the largest number of connections in the UK, has enabled the Company to achieve the lowest churn rate in the industry of 0.9% and market leading NPS.
There has been continued work on preparation for the Joint Venture between Telefonica UK and Virgin Media, with the formal notification to the European Commission submitted at the end of the quarter.

TELEFÓNICA UK
ACCESSES
Unaudited figures (Thousands)
	2019				2020

	March	June	September	December	March	June	September	% Chg

Retail Accesses	24,793.7	25,113.6	25,731.5	26,145.5	26,368.0	25,752.9	26,702.2	3.8
Fixed telephony accesses	309.3	310.9	312.2	313.3	315.8	317.8	319.2	2.2
Broadband	28.4	28.5	28.7	28.9	29.0	29.0	29.1	1.3
Mobile accesses (1)	24,456.0	24,774.1	25,390.5	25,803.3	26,023.2	25,406.1	26,353.8	3.8
Prepay	8,534.6	8,482.6	8,625.1	8,436.1	8,199.6	7,570.6	8,127.2	(5.8)
Contract (1)	12,136.1	12,142.4	12,164.1	12,248.5	12,268.3	12,259.7	12,292.7	1.1
IoT	3,785.2	4,149.1	4,601.3	5,118.7	5,555.3	5,575.8	5,934.0	29.0
Wholesale Accesses (1)	8,290.3	8,487.7	8,697.2	8,714.7	8,774.2	8,694.3	9,018.3	3.7
Total accesses (2)	33,084.0	33,601.3	34,428.7	34,860.2	35,142.2	34,447.2	35,720.5	3.8
(1) In 2019, 665k Mobile contract accesses have been reclassified to wholesale (December 19 base as a reference)..
(2) Impacted by the disconnection of 150k inactive accesses in Q4 19.

SELECTED OPERATIONAL DATA
Unaudited figures
	2019				2020

	March	June	September	December	March	June	September	% Chg

Mobile churn (quarterly)	1.9%	1.8%	1.7%	2.0%	1.8%	2.1%	0.7%	(1.0 p.p.)
Contract	1.0%	0.9%	1.0%	1.1%	1.0%	0.9%	0.9%	(0.1 p.p.)
Mobile churn (cumulative YTD)	1.9%	1.8%	1.8%	1.9%	1.8%	2.0%	1.6%	(0.3 p.p.)
Contract	1.0%	1.0%	1.0%	1.0%	1.0%	0.9%	0.9%	(0.1 p.p.)
Mobile ARPU (EUR) (cumulative YTD)	15.0	15.0	14.9	14.8	13.8	13.4	13.1	(11.9)
Contract	24.8	24.9	24.8	24.9	23.7	23.0	22.5	(9.4)
Notes:
- ARPU: monthly average revenue divided by the monthly average accesses of the period. % organic change.

Mobile accesses reached 35.4m at the end of September 2020 (including wholesale) and grew 3.8% y-o-y, ensuring Telefónica UK remained the UK’s largest mobile network operator.
Contract mobile accesses grew by 33k in the quarter due to continued demand for innovative propositions such as Custom Plans and the safe re-opening of the retail stores. Prepay accesses grew by 557k in Q3 20 as customer activity started to return to pre lockdown levels.
IoT accesses grew by 358k in the quarter, primarily driven by the Smart Metering (SMIP) programme regaining momentum after restrictions were eased.
Wholesale accesses grew by 324k in Q3 20 in line with general market activity.

Financial performance

TELEFÓNICA UK
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - September		% Chg		July - September		% Chg

	2020	2019	Reported	Organic	2020	2019	Reported	Organic

Revenues	4,966	5,184	(4.2)	(4.1)	1,596	1,773	(10.0)	(9.5)
Mobile Business	4,791	5,030	(4.8)	(4.6)	1,546	1,725	(10.3)	(9.9)
Handset revenues	1,273	1,246	2.2	2.3	417	460	(9.4)	(8.8)
Fixed Business	175	154	14.0	14.2	49	48	1.9	2.7
Operating income before D&A (OIBDA)	1,528	1,595	(4.2)	(4.0)	516	543	(4.8)	(4.5)
OIBDA Margin	30.8%	30.8%	0.0 p.p.	0.0 p.p.	32.4%	30.6%	1.8 p.p.	1.7 p.p.
CapEx	611	652	(6.3)	(6.1)	205	242	(15.4)	(14.9)
Spectrum	—	—	—	—	—	—	—	—
OIBDA-CapEx	918	943	(2.7)	(2.6)	312	301	3.7	3.7

Note:
- OIBDA before management and brand fees.

Revenues declined by 9.5% y-o-y to €1,596 in Q3 20 (-4.1% in 9M 20), mainly driven by reduced roaming revenues and other COVID impacts (which negatively affected y-o-y growth by 6.8 p.p.) together with the release phasing of new handsets.
Mobile Business revenues totalled €1,546m in Q3 20, a decline of 9.9% y-o-y (-4.6% in 9M 20) primarily as a result of COVID-19 related roaming restrictions. The transition to enhanced direct trading is expected to have a positive effect on performance going forward, owing to greater cross-selling opportunities, lower commercial costs, improved margins, and lower churn. However, as a consequence of the move, there is a change in mobile revenue allocation which suppresses reported ARPU in Q3 20.
Handset revenues totalled €417m (-8.8% y-o-y in Q3 20) with the y-o-y comparison impacted by a significant handset launch delay into Q4 20.
OIBDA totalled €516m in Q3 20, falling 4.5% y-o-y (-4.0% y-o-y in 9M 20), mainly driven by the COVID-19-related market decline in revenues, which was partially mitigated by savings in commission and overhead costs.
OIBDA margin stood at 32.4% in Q3 20, an increase of 1.7 p.p. y-o-y as a result of previously mentioned cost savings and phasing of low margin hardware revenue.
CapEx declined by 6.1% y-o-y to €611m in the nine months to September (a decline of 14.9% y-o-y in Q3 20), with increased levels of investment in areas of growth such as 5G.
OIBDA-CapEx amounted to €312m for Q3 20 (+3.7% y-o-y, -2.6% y-o-y in 9M 20) .
OIBDA-CapEx/Revenues improved by 2.6 p.p. y-o-y to 19.5% in Q3 20, to reach 18.5% in 9M 20.

TELEFÓNICA BRASIL
(18% of total Telefónica 9M revenues / 25% OIBDA) / (y-o-y changes in organic terms)

Operating performance
On 1st October, Telefónica Brazil announced the approval of the conversion of all preferred shares into common shares at the Extraordinary General Meeting of Preferred Shareholders, with 99.9% of shareholders present voting in favour. This allowed the Company to enhance its corporate governance, granting all shareholders the right to vote and conceding "tag along" rights to all minority shareholders.
Q3 20 saw a sequential improvement in key financial metrics, despite the continued impacts of COVID-19. Although these impacts lessened versus Q2 20, they still resulted in fewer accesses due to lower commercial activity and lower B2B sales, mainly in the SME segment. As a result, Revenues declined by 2.3% y-o-y (but improved compared to -5.1% in Q2 20), with OIBDA down 2.9% (-3.3% in Q2 20). OIBDA-CapEx continued to post a positive performance (+22.2% in Q3 20, +14.1% in 9M 20) thanks to efforts to mitigate the impact of the COVID-19 on revenues. This included the continued acceleration of fibre connections, a boost in digital channels, the sustained achievement of efficiencies and more selective investment (70% CapEx on growth businesses).

ACCESSES
Unaudited figures (Thousands)
	2019				2020

	March	June	September	December	March	June	September	% Chg

Final Clients Accesses	95,091.7	94,458.3	93,815.0	93,718.9	93,173.2	92,103.6	93,811.5	(0.0)
Fixed telephony accesses	12,557.9	11,891.0	11,384.9	10,817.0	10,309.0	9,779.4	9,347.8	(17.9)
Broadband	7,414.4	7,297.1	7,150.8	6,938.9	6,772.6	6,587.0	6,430.4	(10.1)
UBB	5,031.5	5,041.1	5,055.4	5,022.8	5,026.7	5,033.1	5,054.8	(0.0)
FTTH	2,034.5	2,170.3	2,332.3	2,477.4	2,652.3	2,862.6	3,129.7	34.2
Mobile accesses	73,519.1	73,735.3	73,824.4	74,573.1	74,740.7	74,399.3	76,709.4	3.9
Prepay	32,506.2	32,030.2	31,533.9	31,408.0	31,023.8	31,291.2	32,757.1	3.9
Contract	32,338.3	32,589.3	32,820.7	33,075.3	33,310.3	33,246.8	33,689.5	2.6
IoT	8,674.5	9,115.8	9,469.8	10,089.8	10,406.6	9,861.3	10,262.8	8.4
Pay TV	1,521.5	1,460.2	1,382.7	1,319.7	1,282.9	1,270.3	1,257.8	(9.0)
IPTV	617.2	647.7	680.8	714.5	753.3	805.3	854.5	25.5
Total Accesses	95,106.4	94,472.8	93,828.7	93,732.3	93,173.3	92,116.9	93,824.5	(0.0)

OWN UBB COVERAGE
Unaudited figures (Thousands)
	2019				2020

	March	June	September	December	March	June	September	% Chg

UUII UBB	20,006.4	20,342.9	20,696.6	21,119.9	21,677.8	22,626.8	23,927.6	15.6
FTTH	8,980.1	9,527.7	10,176.9	10,950.2	11,689.7	13,086.4	14,588.5	43.3

SELECTED OPERATIONAL DATA
Unaudited figures
	2019				2020

	March	June	September	December	March	June	September	% Chg

Mobile churn (quarterly)	3.2%	3.4%	3.4%	3.3%	3.1%	3.4%	3.1%	(0.3 p.p.)
Contract	1.7%	2.0%	1.9%	1.7%	1.5%	1.5%	1.2%	(0.7 p.p.)
Mobile churn (cumulative YTD)	3.2%	3.3%	3.3%	3.3%	3.1%	3.2%	3.2%	(0.1 p.p.)
Contract	1.7%	1.9%	1.9%	1.7%	1.5%	1.5%	1.4%	(0.5 p.p.)
Mobile ARPU (EUR) (cumulative YTD)	6.7	6.5	6.5	6.4	5.7	5.1	4.9	(3.0)
Contract	12.2	11.8	11.7	11.6	10.2	9.2	8.7	(4.3)

Notes:
- ARPU: monthly average revenue divided by the monthly average accesses of the period. % organic change.

In the mobile business, both segments posted a strong sequential improvement. There was solid growth in contract accesses (+3% y-o-y in Q3 20), with 443k net additions thanks to the boost in commercial activity and the reduction in churn (1.2%, -0.7 p.p. y-o-y). In prepay, the segment continued on a positive trend following recent changes to the commercial offer, achieving 1.5m net additions in the quarter (the highest figure in the last 8 years) despite COVID-19. Vivo consolidated its leadership position accordingly, with a 33.3% market share as of August (38.5% in contract) and ARPU 23% higher than its immediate competitor.
In the fixed business, the Company continues to take important steps on its transformation to fibre, with differentiated strategies for each area. Following the agreement reached with ATC for Minas Gerais and the development of a "franchise" model in smaller cities, the Company has reached an agreement with Phoenix in the states of Minas Gerais, Espirito Santo and Goiás for the joint development of the FTTH network. Likewise, the Company is in the process of creating a vehicle to accelerate fibre deployment and capture the opportunity for broadband in mid-sized cities.
The number of homes passed with FTTH rose to 14.6m (after accelerating deployment to 4.4m in the last 12 months), reaching 3.1m connected accesses with +267k connected in Q3 20, a new all-time record in the quarter. The increased weight of FTTH translates into growth in broadband ARPU (+18% and +15% y-o-y in Q3 20 and 9M 20 respectively). IPTV access growth also accelerated to 49k net additions in the quarter (total accesses +26% y-o-y).

Financial performance

TELEFÓNICA BRASIL
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - September		% Chg		July - September		% Chg

	2020	2019	Reported	Organic	2020	2019	Reported	Organic

Revenues	5,674	7,536	(24.7)	(2.9)	1,720	2,507	(31.4)	(2.3)
Mobile Business	3,705	4,861	(23.8)	(1.7)	1,145	1,625	(29.5)	0.0
Handset revenues	296	429	(31.1)	(11.2)	117	146	(19.9)	10.1
Fixed Business	1,969	2,676	(26.4)	(5.1)	575	882	(34.8)	(6.6)
Operating income before D&A (OIBDA)	2,385	3,121	(23.6)	(1.0)	719	1,071	(32.8)	(2.9)
OIBDA Margin	42.0%	41.4%	0.6 p.p.	0.8 p.p.	41.8%	42.7%	(0.9 p.p.)	(0.3 p.p.)
CapEx	952	1,486	(35.9)	(17.4)	287	553	(48.0)	(25.8)
Spectrum	—	—	—	—	—	—	—	—
OIBDA-CapEx	1,433	1,635	(12.3)	14.1	432	518	(16.6)	22.2

Notes:
- OIBDA before management and brand fees.

Revenues fell 2.3% in Q3 20 to 1,720m and 2.9% y-o-y in 9M 20. The y-o-y decrease was mainly due to the impact of COVID-19 (reducing y-o-y growth by approximately 4.8 p.p. y-o-y) and the impact of legacy fixed businesses (mainly voice and DTH, following the strategic decision to divest these businesses with a positive impact on profitability). Mobile service revenues performed well, improving y-o-y compared to the previous quarter (-1.0% y-o-y in Q3 20 and -0.8% in 9M 20) despite the tariff increase in Q3 19 for contract accesses and FTTH revenues (+55.7% y-o-y in Q3 20; +49.2% in 9M 20).
OIBDA totalled €719m in Q3 20, falling -2.9% y-o-y (-1.0% in 9M), impacted by the effect of COVID-19 on revenues. This was partially offset by the progressive generation of efficiencies that allowed operating expenses to be reduced by 1.0%. COVID-19 impacted OIBDA y-o-y growth by 5.8 p.p., while OIBDA margin fell by 0.3 p.p. y-o-y to 41.8% (42.0% in 9M 20, +0.8 p.p. y-o-y).
CapEx in 9M 20 amounted to €952m, -17.4% y-o-y thanks to investment optimisation. This was achieved despite the acceleration in the deployment of FTTH (81 new cities in the year) and the expansion of 4G to 3,409 cities (90% of the population covered, +2 p.p. y-o-y).
Continued cost reduction and efficiency generation, despite maintaining high investment levels in the first nine months of the year (17% CapEx/Sales), enabled an expansion of the OIBDA-CapEx margin to 25.3% (+3.8 p.p. y-o-y).

TELEFÓNICA INFRA
(2% of total Telefónica 9M revenues / 4% OIBDA) / (y-o-y changes in organic terms)

Telefónica Infra's consolidation includes Telxius as its primary asset.
Operating performance
Telxius continued to deliver a solid performance during the third quarter of the year, demonstrating the robustness and resilience of its business model in the context of the COVID-19 crisis.
During Q3 20, Telxius executed the first tranche of its acquisition of sites from T. Deutschland, having received the necessary regulatory approvals, adding approximately 6,000 sites to its portfolio. The second tranche is expected to be completed in August 2021. In addition, Telxius has carried out several inorganic transactions, expanding its land management optimisation program, strengthening its DAS activities (Distributed Antenna System, amplifying cellular signals in open or closed high density environments), and reinforcing and diversifying its business in the different geographies where it operates.
Further highlights in Q3 20 for the Tower business included:
•The continuous deployment of new sites (BTS) (134 new towers in Q3 20; +281 in 9M 20)
•Continuous growth in third-party tenants, i.e. excluding anchor tenants (+145 in Q3 20; +324 in 9M 20)
•The total portfolio reached 26,589 towers, with a tenancy ratio ('TR') excluding acquisitions of 1.37x (+0.01x vs. Q2 20; 1.28x including acquisitions)
Highlights in the Cable business in Q3 20 included:
•Sustained growth in traffic during Q3 20 (+30% y-o-y), due to the favourable impact of COVID-19
•Contract extensions signed with various clients, increasing their net full contract value by $324m, despite causing a temporary negative effect on revenue and OIBDA (additional contract negotiations are expected in Q4 20 with a similar impact). These renewals will impact the performance of the cable business in H2 20 and 2021

KPIs
Unaudited figures
	2019				2020

	March	June	September	December	March	June	September	% Chg

Towers (#)	16,754	17,550	18,130	18,348	20,331	20,422	26,589	46.7
Tenants (#)	22,924	23,889	24,556	24,911	27,181	27,363	33,998	38.5
Tenants (non anchor) (#)	6,170	6,339	6,426	6,563	6,850	6,941	7,409	15.3
Tenancy ratio (%)	1.37x	1.36x	1.35x	1.36x	1.34x	1.34x	1.28x	(0.08x)

Notes:
- Non anchor tenants refer to other tenants than anchor

Financial performance

TELEFONICA INFRA (Telxius)
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - September		% Chg			July - September		% Chg

	2020	2019	Reported	Organic	Ex capacity sale (2)	2020	2019	Reported	Organic	Ex capacity sale (2)

Revenues	609	635	(4.1)	(2.2)	5.3	194	200	(2.8)	2.0	2.1
Operating income before D&A (OIBDA)	389	381	2.1	4.6	8.3	121	128	(5.3)	0.3	0.3
OIBDA Margin	63.9%	60.0%	3.9 p.p.	4.2 p.p.		62.5%	64.1%	(1.6 p.p.)	(1.1 p.p.)
CapEx	295	177	66.4	87.6		89	84	6.9	18.0
CapEx ex inorganic operations (1)	77	59	31.2	35.2		42	35	20.6	25.8
OIBDA-CapEx	94	204	(53.7)	(67.6)		32	44	(28.3)	(33.0)
OIBDA-CapEx ex inorganic operations (1)	312	322	(3.2)	(1.0)	3.2	79	93	(15.1)	(9.4)	(9.3)

Notes:
- OIBDA before management and brand fees
- Excludes Telxius Argentina contribution to organic growth
(1) CapEx and OIBDA-CapEx ex inorganic operations, exclude the M&A operations accounted as CapEx in the period (towers acquired, DAS, and real estate assets)
(2) Ex capacity sale y-o-y change, expressed in organic terms, exclude the exceptional capacity sale in Cable (MAREA) in H1 19

Revenues in Q3 20 increased 2.0% y-o-y to €194m. The Tower business (€101m) accelerated its rate of revenue growth to 20.2% y-o-y due to higher co-location revenue and towers acquired both in Latam (in 2019 and Q1 20) and in Germany (in Q3 20), offsetting the performance of the Cable business (€93m; -12.7% y-o-y), mainly due to the aforementioned contract extensions.
In 9M 20, revenues amounted to €609m (+5.3% y-o-y excluding sales of exceptional capacity in MAREA in H1 19; -2.2% including those sales), with Towers delivering €285m (+13.9%) and Cable adding €324m (-1.5% excluding the aforementioned capacity sales; -13.5% including them).
OIBDA totalled €121m in Q3 20, up 0.3% y-o-y mainly due to growth in the Tower business that offset the reduction in revenues in the Cable business, supported by OpEx savings. In 9M 20, OIBDA rose 8.3% y-o-y, reaching €389m, excluding the exceptional sale of capacity in 2019 (+4.6% y-o-y including the sale).
OIBDA margin stood at 62.5% in Q3 20 (-1.1 p.p. y-o-y).
CapEx amounted to €77m in 9M 20 (+35.2% y-o-y), excluding M&A and inorganic transactions in the period which amounted to €218m, impacted by the construction of the Pacific cable.
OIBDA-CapEx totalled €312m in 9M 20 excluding inorganic acquisitions (towers, DAS, and real estate), an increase of 3.2% y-o-y, excluding exceptional sales of capacity in 2019. Excluding the investment in the construction of the Pacific cable, OIBDA-CapEx grew by 10.5%.

TELEFÓNICA TECH
(y-o-y changes in organic terms)

Operating performance
The creation of Telefónica Tech continues apace as the carve-out of the Cybersecurity, Cloud and IoT/Big Data businesses continues to make significant progress. The Tech companies are already established and running while the first phase of the transfer of assets to them is almost complete.

KPIs	2019				2020
Unaudited figures	March	June	September	December	March	June	September	% Chg

Cloud
Office 365 Licenses (000)	737.0	772.7	825.5	914.4	937.8	1,040.8	1,046.9	26.8
IoT
IoT Accesses (000)	20,056.8	20,644.7	21,205.6	22,041.1	22,466.5	22,001.3	22,863.4	7.8
Cybersecurity
Patents	19	21	22	24	26	27	27	22.7
Certifications	920	949	1,016	1,124	1,258	1,356	1,807	77.9
Notes:
- IaaS: Clients with public or VDC Cloud
- Certifications: Number of security vendor certifications

Financial Performance1
Revenues from Tech services (Cloud, IoT/Big Data and Cybersecurity) continued to grow in 9M 20 (€1,113m; +15.4% y-o-y), driven by the Corporate segment. In Q3 20, these revenues grew by 10.5% y-o-y.
•Cybersecurity revenues totalled €314m in 9M 20 (+14.3% y-o-y; +4.3% in Q3 20), driven by the banking, insurance, public and energy sectors. Highlights in Q3 20 include the acquisition of Govertis, a consulting specialising in GRC (Governance, Risk and Compliance) and IRM (Integrated Risk Management) and the acquisition of iHackLabs which supports the training and education of professionals; the recognitions of ElevenPaths as Palo Alto Networks' MSSP Premier Public Cloud Partner, and the global partnership agreement with Subex for the detection of IoT threats worldwide.
•Cloud revenues reached €567m (+22.7% y-o-y; 15.4% in Q3 20) driven by the acceleration of the cloud migration process. Our Multicloud value proposal comprises a solid portfolio adaptable to companies of all size and continues to be reinforced with new Hyperscalers in Brazil and Hispam, and with the updating of our own Virtual Data Centre service (VDC 4.1) including advanced Public Cloud functionality in Brazil and Chile.
•Revenues from IoT and Big Data amounted to €232m (+2.3% y-o-y; +8.6% in Q3 20) while IoT accesses reached 22.9m (+8% y-o-y). In recent months, our commercial focus has been based on the development of specific value proposals for each industry, positioning Telefónica as the partner of choice in digital transformation for our customers. In addition, new solutions have been incorporated and part of our offer has been adapted to "post COVID-19" needs. Highlights include services to enable the reopening of public spaces under new security regulations resulting from the pandemic, and those aimed at understanding new patterns of user behaviour and mobility.

1 T. Tech's revenue perimeter will be defined once the carve-out is finished and the asset transfer is completed

TELEFÓNICA HISPAM
(19% of total Telefónica 9M revenues / 5% OIBDA) / (y-o-y changes in organic terms)

Operating performance
Q3 20 results showed a clear sequential improvement, despite impacts of COVID-19 (mainly with lower service revenues, less tariff updates and lower contract accesses). The improvement in commercial activity with positive net additions in FBB, IPTV, contract and prepay, came on top of a strong recovery in revenues (-6.4% y-o-y in Q3 20 vs. -10.8% in Q2 20).

TELEFÓNICA HISPAM
ACCESSES
Unaudited figures (Thousands)
	2019				2020

	March	June	September	December	March	June	September	% Chg

Retail Accesses	115,606.0	113,542.7	113,353.6	110,670.3	108,739.0	105,534.3	106,040.8	(6.5)
Fixed telephony accesses	9,850.3	9,542.5	9,236.2	8,804.2	8,461.8	8,260.7	7,982.7	(13.6)
Broadband	5,861.1	5,806.7	5,733.4	5,564.7	5,428.5	5,398.6	5,407.1	(5.7)
UBB	2,975.2	3,136.4	3,235.9	3,249.6	3,298.3	3,386.0	3,550.9	9.7
FTTH (1)	2,348.8	2,579.8	2,770.7	2,829.6	2,916.2	3,034.6	3,239.3	16.9
Mobile accesses	96,568.3	94,868.8	95,133.3	93,137.8	91,759.4	88,837.3	89,650.6	(5.8)
Prepay	71,059.2	69,214.2	69,222.7	67,286.2	66,156.9	63,737.5	64,201.0	(7.3)
Contract (2)	22,179.8	22,277.7	22,412.2	22,243.7	21,909.8	21,348.6	21,603.3	(3.6)
IoT	3,329.2	3,376.9	3,498.3	3,607.9	3,692.6	3,751.1	3,846.3	9.9
Pay TV	3,181.1	3,178.6	3,103.4	3,015.2	2,943.2	2,889.7	2,853.5	(8.1)
IPTV	152.7	205.4	277.6	335.6	385.8	424.1	501.3	80.5

Total Accesses	115,627.9	113,565.5	113,374.9	110,691.5	108,760.1	105,554.3	106,061.1	(6.5)
Notes:
(1) Includes Peru's cable accesses
(2) Includes the disconnection of 273 thousand inactive contract accesses in Peru in Q1 19

SELECTED OPERATIONAL DATA
Unaudited figures (Thousands)	2019				2020

	March	June	September	December	March	June	September	% Chg

UBB Premises passed	10,015.6	10,571.0	11,093.7	11,422.6	11,727.5	11,972.1	11,839.7	6.7
FTTH (1)	7,277.3	7,832.6	8,355.4	8,684.3	8,989.1	9,233.8	9,595.7	14.8

Note:
(1) Includes Peru's cable premises passed.

SELECTED OPERATIONAL DATA
Unaudited figures
	2019				2020

	March	June	September	December	March	June	September	% Chg

Mobile churn (quarterly)	4.2%	4.3%	3.4%	4.1%	3.4%	3.2%	3.0%	(1.2 p.p.)
Contract	2.7%	2.5%	2.6%	2.8%	2.7%	2.0%	2.5%	(0.6 p.p.)
Mobile churn (cumulative YTD)	4.2%	4.2%	4.0%	4.0%	3.4%	3.3%	3.2%	(0.9 p.p.)
Contract	2.7%	2.6%	2.6%	2.6%	2.7%	2.3%	2.4%	(0.3 p.p.)
Mobile ARPU (EUR) (cumulative YTD)	4.0	4.0	4.1	4.0	3.9	3.6	3.5	1.1
Contract	11.7	12.0	12.2	12.2	10.9	10.5	10.0	(0.1)

Note:
- ARPU: monthly average revenue divided by the monthly average accesses of the period. % organic change

In the mobile business, both segments showed improving momentum. Contract reversed its trend and posted positive growth, recording +255k net additions in Q3 20. Notably, Colombia set an all-time record for net additions following the launch of new plans; Chile improved strongly in the quarter despite competitive dynamics; while Mexico continued to perform solidly (accesses +5% y-o-y). In prepaid, the number of accesses with frequent top-ups improved by 1.6m in the quarter to 24.2m accesses, recovering to pre-COVID-19 levels (25.8m in December 2019).

In the fixed business, Telefónica’s transformation towards fibre advanced even further. Progress was made in the process of creating an infrastructure vehicle to accelerate the FTTH deployment in Chile, along with co-investment deals with ATC and ATP in the main countries across the region.
Highlights in the quarter included the recovery in FBB growth as fibre net additions more than compensated for the losses in copper. In Chile, FBB net additions increased by 1.8 times over Q2 20 and 3.5 times over Q3 19 levels, having been awarded the fastest network in the country by Ookla (worldwide leader in testing mobile and fixed networks speeds). UBB accesses rose to 3.6m, with 30% “uptake” as a result of the acceleration in network deployment (11.8m premises passed, +0.7m in the last 12 months). Fibre deployment boosted pay TV through IPTV, which posted the highest net additions in the last 4 quarters (accesses +81% y-o-y).

Financial performance

TELEFÓNICA HISPAM
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - September		% Chg		July - September		% Chg

	2020	2019	Reported	Organic	2020	2019	Reported	Organic

Revenues	5,988	7,221	(17.1)	(7.4)	1,903	2,203	(13.6)	(6.4)
Mobile Business	3,799	4,638	(18.1)	(7.9)	1,232	1,403	(12.2)	(3.9)
Handset revenues	785	1,036	(24.3)	(16.6)	305	332	(8.3)	(1.4)
Fixed Business	2,176	2,579	(15.6)	(6.6)	721	799	(9.8)	(9.7)
Operating income before D&A (OIBDA) (1)	519	1,900	(72.7)	(14.4)	(344)	561	c.s.	(18.1)
OIBDA Margin	8.7%	26.3%	(17.6 p.p.)	(2.0 p.p.)	(18.0%)	25.5%	(43.5 p.p.)	(3.5 p.p.)
CapEx	613	961	(36.2)	(21.0)	155	317	(51.1)	(39.0)
Spectrum	—	22	—	(87.4)	—	18	—	c.s.
OIBDA-CapEx	(94)	939	c.s.	(8.2)	(499)	244	c.s.	1.9

Notes:
- OIBDA before management and brand fees.
- Following the consideration of the Argentine and Venezuela economies as hyperinflationary from an accounting perspective, both operations are adjusted by inflation and are to be accounted at the closing exchange rate.
- The results from Central America are excluded from both the years of 2019 and 2020 and are consolidated in Telefónica Group's "eliminations & others". Additionally, the contribution to organic growth from T. Argentina and T. Venezuela are excluded from Hispam results.
(1) Includes impairment allocated to Argentina of -€109m registered in April-June 2020 and -€785m registered in July-September 2020 .

Revenues fell 6.4% y-o-y, nevertheless with a clear improvement in the y-o-y trend when compared to Q2 20 (-10.8%). This was mainly thanks to the improvements in Chile and Mexico, and positive results again in Colombia where service revenue growth accelerated to +3.8% y-o-y in Q3 20 and despite the impact of COVID-19 (estimated impact of 6.3 p.p. to the y-o-y growth).
OIBDA fell 18.1% y-o-y in Q3 20 (-14.4% in 9M 20) as a consequence of the reduction in revenues. This was partially compensated for by cost savings from efficiencies implemented throughout the period. COVID-19 impacted y-o-y OIBDA growth by 18.8 p.p.
OIBDA y-o-y comparison (-14.5% in Q2 20) was impacted by the seasonality of the new business plan in Mexico with Q3 20 expenses increasing due to higher traffic migrated to AT&T's network (23% out of total vs. 8% in Q2 20); as planned, additional spectrum will be returned in Q4 20 with positive financial impact beginning in January 2021. Excluding Mexico, OIBDA maintained virtually stable its y-o-y trend vs. Q2 20, despite higher commercial expenses in Q3 20 and a tougher comparison base on capital gains from tower sales accounted for in Q3 19 (€16m).
Reported OIBDA was impacted by an impairment allocated to T. Argentina of -€785m.
OIBDA margin declined by 3.5 p.p. in Q3 20 (-2.0 p.p. y-o-y to 8.7% in 9M 20). CapEx in 9M 20 fell 21.0% y-o-y, positively impacted by the continuous delivery of efficiencies and by prioritising investment in growth areas. OIBDA-CapEx fell 8.2% in the first 9 months of the year.

TELEFÓNICA HISPAM
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)	January - September		% Chg		July - September		% Chg

	2020	2019	Reported	Organic	2020	2019	Reported	Organic

Revenues	5,988	7,221	(17.1)	(7.4)	1,903	2,203	(13.6)	(6.4)
Telefónica Argentina	1,383	1,575	(12.2)	(0.0)	406	362	12.4	(0.0)
Telefónica Chile	1,156	1,456	(20.6)	(7.2)	398	470	(15.4)	(1.9)
Telefónica Perú	1,260	1,600	(21.3)	(18.4)	394	547	(27.9)	(19.6)
Telefónica Colombia	930	1,061	(12.3)	(0.0)	304	350	(13.2)	1.7
Telefónica México	757	912	(16.9)	(6.6)	238	300	(20.6)	(5.1)
Others & eliminations	503	618	(18.5)	(12.8)	163	174	(6.1)	(10.2)

Handset revenues	785	1,036	(24.3)	(16.6)	305	332	(8.3)	(1.4)
Telefónica Argentina	163	166	(1.9)	0.0	63	49	27.1	0.0
Telefónica Chile	211	220	(4.3)	11.9	88	74	18.7	37.5
Telefónica Perú	115	245	(53.2)	(51.5)	56	81	(31.8)	(26.3)
Telefónica Colombia	77	109	(29.5)	(19.7)	27	37	(28.0)	(15.9)
Telefónica México	182	227	(19.8)	(9.8)	59	73	(18.6)	(2.9)
Others & eliminations	37	69	(45.9)	(41.0)	12	17	(28.9)	(19.8)

OIBDA	519	1,900	(72.7)	(14.4)	(344)	561	c.s.	(18.1)
Telefónica Argentina	296	419	(29.4)	(0.0)	91	94	(3.4)	(0.0)
Telefónica Chile	370	521	(29.0)	(14.8)	129	183	(29.8)	(12.7)
Telefónica Perú	237	265	(10.8)	(25.0)	67	33	103.2	(21.5)
Telefónica Colombia	305	400	(23.8)	(13.1)	105	137	(23.5)	(10.6)
Telefónica México	63	100	(37.1)	(14.9)	9	53	(83.4)	(67.7)
Others & eliminations (1)	(751)	195	c.s.	(27.7)	(744)	60	c.s.	(40.3)

Notes:
- OIBDA before management and brand fees.
- Following the consideration of the Argentine and Venezuela economies as hyperinflationary from an accounting perspective, both operations are adjusted by inflation and are to be accounted at the closing exchange rate.
- The results from Central America are excluded from both the years of 2019 and 2020 and are consolidated in Telefónica Group's "eliminations & others". Additionally, the contribution to organic growth from T. Argentina and T. Venezuela are excluded from Hispam results.
(1) Includes impairment allocated to Argentina of -€109m registered in April-June 2020 and -€785m registered in July-September 2020

Performance by country:
•Chile: A strong commercial recovery saw the reversal of recent trends and post positive net additions in the quarter: contract (+180k in Q3 20 vs. -16k in Q2 20; +34k in Q3 19), FBB (positive after 7 quarters supported by an all-time record in FTTH) and IPTV (+31k in Q3 20 vs. +10k in Q2 20; +3k in Q3 19). Revenues fell 1.9% in Q3 20 (-11.1% in Q2 20), but exhibited positive q-o-q growth. Meanwhile OIBDA decreased 12.7% y-o-y impacted by the strong commercial activity in the quarter and the depreciation of the peso which affected expenses. OIBDA-CapEx fell 4.0% in 9M 20.
•Perú: Recovery of commercial activity resulted in positive net additions in mobile (for the first time in 6 quarters) and UBB, as well as sequential improvements in both mobile and FBB ARPUs. In Q3 20, revenues and OIBDA declined by 19.6% and 21.5% y-o-y respectively, still affected by COVID-19 and competitive pressures. OIBDA-CapEx fell 1.6% in 9M 20.
•Colombia: A new quarterly record in contract net additions (+185k new accesses) was achieved due to the good management of customers and the launch of new offers. Positive trends in the mobile business, mainly in contract, and growth trends in fibre, accelerated service revenues growth to +3.8% y-o-y in the quarter (+1.5% in Q2 20). This came despite tariffs not having been updated this year and with a negative impact from the legacy fixed business. OIBDA fell 10.6% y-o-y in the quarter due to capital gains from tower sales recorded in Q3 19, though excluding this impact, OIBDA remained virtually stable y-o-y. OIBDA-CapEx fell 18.0% in 9M 20.

•México: Q3 20 saw a positive evolution in contract accesses, rising 5% y-o-y, which translated into an improvement in revenues (-5.1% vs. -12.8% in Q2 20). OIBDA fell 67.7% y-o-y in Q3 20 due to the aforementioned growth in expenses with AT&T, a seasonal impact that tends to flatten once savings grow. OIBDA-CapEx, the indicator that best reflects the benefits of the new business model, rose 132.6% in the first 9 months of the year.
•Argentina: Revenues increased 26.2% y-o-y in Q3 20 in local currency, representing a slowdown in growth as a consequence of lower tariff updates in 2020. In Q3 20, OIBDA increased by 3.6% y-o-y in local currency, despite COVID-19 impacts and lower tariff updates, due to continuing cost savings and synergies. OIBDA-CapEx grew 8.7% in 9M 20.

Consolidated financial statements

TELEFÓNICA
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
Unaudited figures (Euros in millions)
	September 2020	December 2019	% Chg

Non-current assets	72,475	94,549	(23.3)
Intangible assets	11,645	16,034	(27.4)
Goodwill	17,020	25,403	(33.0)
Property, plant and equipment	24,428	32,228	(24.2)
Rights of Use	5,230	6,939	(24.6)
Investments accounted for by the equity method	391	140	179.4
Financial assets and other non-current assets	7,571	7,123	6.3
Deferred tax assets	6,191	6,682	(7.4)
Current assets	33,397	24,328	37.3
Inventories	2,075	1,999	3.8
Receivables and other current assets	7,734	10,785	(28.3)
Tax receivables	1,106	1,561	(29.1)
Other current financial assets	3,240	3,123	3.8
Cash and cash equivalents	5,913	6,042	(2.1)
Non-current assets and disposal groups classified as held for sale (1)	13,328	818	n.s.

Total Assets = Total Equity and Liabilities	105,872	118,877	(10.9)

Equity	17,416	25,450	(31.6)
Equity attributable to equity holders of the parent and other holders of equity instruments	10,866	17,118	(36.5)
Equity attributable to non-controlling interests	6,551	8,332	(21.4)
Non-current liabilities	59,468	63,236	(6.0)
Non-current financial liabilities	42,861	43,288	(1.0)
Non-current Lease liabilities	4,036	5,626	(28.3)
Payables and other non-current liabilities	2,679	2,928	(8.5)
Deferred tax liabilities	2,346	2,908	(19.3)
Non-current provisions	7,546	8,486	(11.1)
Current liabilities	28,988	30,191	(4.0)
Current financial liabilities	9,677	9,076	6.6
Current Lease liabilities	1,567	1,600	(2.0)
Payables and other current liabilities	10,674	14,903	(28.4)
Current tax payables	1,771	2,560	(30.8)
Current provisions	1,364	1,672	(18.4)
Liabilities associated with non-current assets held for sale (1)	3,935	380	n.s.

(1) As of September 2020 includes assets and liabilities of T. UK, T. El Salvador y T. Costa Rica reclassified as held for sale. As of December 2019 includes assets and liabilities of T. El Salvador y T. Costa Rica reclassified as held for sale.

TELEFÓNICA
CONSOLIDATED CASH FLOW STATEMENT
Unaudited figures (Euros in millions)
	January - September

	2020	2019	% Chg

Cash received from operations	38,362	42,921
Cash paid from operations	(27,931)	(31,138)
Net payments of interest and other financial expenses net of dividends received	(1,056)	(1,259)
Taxes proceeds/(paid)	(462)	529
Net cash flow provided by operating activities	8,913	11,053	(19.4)

(Payments)/proceeds on investments in property, plant and equipment and intangible assets, net	(5,272)	(5,902)
Proceeds on disposals/ (payments on investments) in companies, net of cash and cash equivalents disposed	(38)	1,760
Proceeds/(payments) on financial investments and placements of cash surpluses not included under cash equivalents	(149)	323
Net cash flow used in investing activities	(5,458)	(3,819)	42.9

Dividends paid	(853)	(1,638)
Proceeds/(payments) of treasury shares and other operations with shareholders and with minority interests	(213)	(509)
Operations with other equity holders (1)	(983)	443
Proceeds on issue of debentures and bonds, loans, borrowing and promissory notes, and other debts	7,977	5,748
Repayments of debentures and bonds, and other debts and repayments of loans, borrowings and promissory notes	(7,515)	(6,650)
Lease Principal Payments	(1,215)	(1,152)
Financed operating payments and investments in property, plant and equipment and intangible assets payments	(259)	(383)
Net cash used in financing activities	(3,062)	(4,141)	(26.1)

Effect of changes in exchange rates, cash reclassified to assets held for sale, effect of changes in consolidation methods and others	(522)	(7)
Net increase (decrease) in cash and cash equivalents during the year	(129)	3,086	c.s.

Cash and cash equivalents at the beginning of the period	6,042	5,692
Cash and cash equivalents at the end of the period	5,913	8,778
Notes:
(1) Includes issuance and coupons of undated deeply subordinated securities.

TELEFÓNICA
NET COMMITMENTS RELATED TO EMPLOYEE BENEFITS
Unaudited figures (Euros in millions)
September 2020

Gross commitments related to employee benefits	6,071
Value of associated Long-term assets	(83)
Tax benefits	(1,571)
Net commitments related to employee benefits (1)	4,417

(1) Includes assets and liabilities defined as Net commitments related to employee benefits for UK, El Salvador and Costa Rica, that are classified as non-current assets and disposal groups classified as held for sale and liabilities associated with non-current assets held for sale.

TELEFÓNICA
EXCHANGES RATES APPLIED
	P&L and CapEx (1)		Statement of Financial Position (2)

Currency units per Euro	Jan - Sep 2020	Jan - Sep 2019	September 2020	December 2019

USA (US Dollar)	1.123	1.124	1.171	1.123
United Kingdom (Sterling)	0.884	0.883	0.913	0.851
Argentina (Argentine Peso) (3)	89.182	62.786	89.182	67.259
Brazil (Brazilian Real)	5.628	4.364	6.604	4.526
Chile (Chilean Peso)	900.447	770.125	922.765	840.795
Colombia (Colombian Peso)	4,147.863	3,637.925	4,525.686	3,680.056
Costa Rica (Colon)	652.742	667.557	710.227	647.249
Mexico (Mexican Peso)	24.313	21.628	25.926	21.184
Nicaragua (Cordoba)	38.427	36.993	40.504	37.999
Peru (Peruvian Nuevo Sol)	3.881	3.740	4.211	3.721
Uruguay (Uruguayan Peso)	46.807	38.713	49.847	41.895
Venezuela (3)	756,556.031	36,888.780	756,556.031	76,863.861
(1) Average exchange rate for the period
(2) Exchange rates as of 09/30/2020 and 12/31/2019
(3) Following the consideration of the Argentine and Venezuela economies as hyperinflationary from an accounting perspective, the operations are adjusted by inflation and are to be accounted at their corresponding closing exchange vs. the Euro (in the case of Venezuela Telefónica uses a synthetic exchange rate)

NET FINANCIAL DEBT PLUS LEASE LIABILITIES STRUCTURE BY CURRENCY
Unaudited figures	September 2020

	EUR	LATAM	GBP	USD

Net financial debt plus Lease Liabilities structure by currency	63%	15%	20%	2%

TOTAL FINANCIAL LIABILITIES BREAKDOWN
Unaudited figures	September 2020
	Bonds and commercial paper	Debt with financial institutions	Other financial debt (including governments) and net derivatives

Total financial liabilities (1)	94%	9%	(2%)
(1) Includes positive value of derivatives and other financial debt

CREDIT RATINGS
	Long-Term	Short-Term	Perspective	Date of last rating change

Moody's1	Baa3	P-3	Stable	11/7/2016
Fitch[1]	BBB	F-2	Stable	9/5/2016
S&P1	BBB	A-2	Negative	4/1/2020
(1) The rating is issued by a credit rating agency established in the EU and registered under Regulation (EC) 1060/2009

Appendix
Key Holdings of the Telefónica Group

	% Stake		% Stake

TELEFÓNICA ESPAÑA	100.0	OTHER STAKES
		China Unicom	0.6
TELEFÓNICA UK	100.0	BBVA	0.7
		Prisa (1)	9.4
TELEFÓNICA DEUTSCHLAND	69.2
		(1) As of 20 February 2018, stake communicated to CNMV
TELEFÓNICA BRASIL	73.7

TELEFÓNICA INFRA
Telxius Telecom	50.0

TELEFÓNICA HISPAM
Telefónica de Argentina	100.0
Telefónica Móviles Argentina	100.0
Telefónica Móviles Chile	100.0
Telefónica Móviles Uruguay	100.0
Telefónica Móviles México	100.0
Telefónica Venezolana	100.0
Telefónica Ecuador	100.0
Telefónica Chile	99.1
Telefónica del Perú	98.9
Telefónica Colombia	67.5

Changes to the Perimeter

During the January-September 2020 period, the following changes have been made to the consolidation perimeter:
–On 28 February 2020, after obtaining the relevant regulatory approvals, Telefónica's subsidiary, Telefónica de Contenidos, S.A.U., 100% of which is directly owned by Telefónica, acquired 50% of the shares in Prosegur Alarmas España, S.L. from Prosegur Compañía de Seguridad, S.A. This company was incorporated in the Telefónica España segment under the equity consolidation method.
–On 31 March 2020, Latin America Cellular Holdings, S.L. (LACH) acquired through the Lima Stock Exchange 11,455,712 shares from the minority shareholders of Telefónica del Perú, S.A.A. On 23 April 2020, 767,595 additional shares were acquired, increasing Telefónica's stake in Telefónica del Perú, S.A.A to 98.9%.

Alternative performance measures

The management of the Group uses a series of APM in its decision-making, in addition to those expressly defined in the IFRS as they provide additional information useful to assess the Group’s performance, solvency and liquidity. These measures should not be viewed separately or as a substitute for the measures presented according to the IFRS.
Operating income before amortisation (OIBDA)
Operating income before depreciation and amortisation (OIBDA) is calculated by excluding solely depreciation and amortisation from operating income. OIBDA is used to track the performance of the business and to establish operating and strategic targets of Telefónica Group companies. OIBDA is a commonly reported measure and is widely used among analysts, investors and other interested parties in the telecommunications industry, although not a measure explicitly defined in IFRS, and therefore, may not be comparable to similar indicators used by other companies. OIBDA should not be considered as a substitute for operating income.
Furthermore, the Group uses the OIBDA margin measure, which is the result of dividing OIBDA by revenues.
Reported figures for 2019 and 2020 include the impacts of IFRS 16 Leases. Since the adoption of the new standard (January 1, 2019) most of lease expenses that under prior accounting standard affected operating expenses, are now affecting depreciation and amortisation or net financial expenses, resulting in higher OIBDA under IFRS 16.
The detailed reconciliation of Telefónica Group's OIBDA and Operating Income can be found in the selected financial information contained in https://www.telefonica.com/documents/162467/145816197/rdos20t3-data.zip/.
OIBDA-CapEx and OIBDA-CapEx excluding spectrum acquisitions
OIBDA-CapEx is defined as operating income before depreciation and amortisation, reduced by accrued capital expenditures, and OIBDA-CapEx excluding spectrum acquisitions is defined as operating income before depreciation and amortisation, reduced by accrued capital expenditures excluding those related to spectrum acquisitions.
Furthermore, the Group uses the measures OIBDA-CapEx margin and OIBDA-CapEx excluding spectrum acquisitions margin, which is the result of dividing these measures by revenues.
We believe that it is important to consider capital expenditures, and capital expenditures excluding spectrum acquisitions, together with OIBDA in order to have a more complete measure of the performance of our telecommunications businesses. We use these measures internally to track the performance of our business, to establish operating and strategic targets of the Group's businesses and in our internal budgeting process.
Neither OIBDA-CapEx nor OIBDA-CapEx excluding spectrum acquisitions is a measure expressly defined in IFRS, and therefore they may not be comparable to similar indicators used by other companies. In addition, neither OIBDA-CapEx nor OIBDA-CapEx excluding spectrum acquisitions should be considered a substitute for operating income, the most comparable financial measure calculated in accordance with IFRS, or any measure of liquidity calculated in accordance with IFRS.
Debt indicators
a)Net financial debt and Net financial debt plus leases and Net financial debt plus commitments
As per the Group calculation, net financial debt includes: i) current and non-current financial liabilities in our consolidated statement of financial position (which includes the negative mark-to-market value of derivatives), ii) other payables included in “Payables and other non-current liabilities” and "Payables and other current liabilities" (mainly corresponding to payables for deferred payment of radio spectrum that have an explicit financial component) and (iii) financial liabilities included in “Liabilities associated with non-current assets classified as held for sale”.
From these liabilities, the following are subtracted: i) cash and cash equivalents, ii) current financial assets (which include short-term derivatives), iii) the positive mark-to-market value of derivatives with a maturity beyond one year, iv) other interest-bearing assets (components of “Receivables and other current assets”, “Tax receivables” and “Financial assets and other non-current assets” in the consolidated statement of financial position), v) cash and other current financial assets included in “Non-current assets classified as held for sale” and vi) mark-to-market adjustment by cash flow hedging activities related to debt. In "Receivables and other current assets" we include the customer financing of terminal sales classified as short term, and "Financial assets and other non-current assets" includes derivatives, instalments for the long-term sales of terminals to customers and other long term financial assets.

Since the adoption of IFRS 16 Leases in 2019, the indicator “Net financial debt plus leases” was included, which is calculated by adding to the net financial debt the lease liabilities under IFRS 16 (including also those corresponding to the companies held for sale) and deducting assets from subleases. This indicator cannot be presented comparatively for periods prior to 2019.
Net financial debt plus commitments is calculated by adding gross commitments related to employee benefits to net financial debt and deducting the value of long-term assets associated with those commitments and the tax benefits arising from the future payments of those commitments. Gross commitments related to employee benefits are current and non-current provisions recorded for certain employee benefits such as termination plans, post-employment defined benefit plans and other benefits.
Net financial debt, net financial debt plus leases and net financial debt plus commitments are meaningful for investors and analysts because they provide an analysis of Group solvency using the same measures used by Group management. They are used to calculate internally certain solvency and leverage ratios. Nevertheless, none of them should be considered as a substitute for gross financial debt as presented in the consolidated statement of financial position.
The reconciliation of Telefónica Group's gross financial debt according to the consolidated statement of financial position, net financial debt and net financial debt plus leases at the end of September 2020 can be found on page 14 of this document and in the financial information contained in https://www.telefonica.com/documents/162467/145816197/rdos20t3-data.zip/.
b)Leverage ratio
Since the first quarter of 2020 (once annual homogeneous data is available after the adoption of IFRS 16 in January 2019), the leverage ratio is calculated as the ratio of net financial debt over OIBDAaL (OIBDA after leases) for the past 12 months, including or excluding the OIBDAaL of the companies which are incorporated or removed from the perimeter of consolidation, and excluding certain factors in line with the calculation of organic OIBDA.
The reconciliation of the leverage ratio can be found in the selected financial information contained in https://www.telefonica.com/documents/162467/145816197/rdos20t3-data.zip/.
Free Cash Flow
The Group’s free cash flow is calculated starting from “Net cash flow provided by operating activities” as indicated in the consolidated statement of cash flows; deducting (Payments)/proceeds on investments in property, plant and equipment and intangible assets, net, adding the cash received form government grants and deducting dividends paid to minority interests and payments of financed spectrum without explicit interest. The cash used to cancel commitments related to employee benefits (originally included in the Net cash flow provided by operating activities) is added as it represents the payments of principal of the debt incurred with those employees.
Since the adoption of IFRS 16 in 2019, the principal payments of lease liabilities are considered as net cash used in financing activities within the consolidated cash flow statement. Under the previous standard, it was considered within net cash flow provided by operating activities. However, to guarantee comparability with previous periods, the principal payments of lease liabilities are deducted in the calculation of the “Free cash flow” of 2019. For information purposes, the indicator "Free cash flow excluding lease principal payments" was added, which excludes these payments. This indicator cannot be presented comparatively for periods prior to 2019.
We believe that free cash flow is a meaningful measure for investors and analysts because it provides an analysis of the cash flow available to protect solvency levels and to remunerate the parent company’s shareholders and other equity holders. The same measure is used internally by Group management. Nevertheless, free cash flow as calculated by us should not be considered as a substitute for the various flows of cash as presented in the consolidated statements of cash flows.
The reconciliation of net cash flow from operations, according to the consolidated statement of cash flows (on a straight-line basis) and the Group’s Free cash flow according to the above definition, can be found on the selected financial information contained in https://www.telefonica.com/documents/162467/145816197/rdos20t3-data.zip/.

Organic Result
y-o-y changes referred to in this document as "organic" or presented "in organic terms" intend to present a homogeneous comparison, by applying a constant perimeter of consolidation, constant exchange rates and other specific adjustments which are described herein. "Organic" variations provide useful information about the evolution of the business due to several factors:
–They provide information on the organic performance of the Group's operations in the different markets in which it operates, by maintaining constant exchange rates and perimeter, removing the impact of certain exogenous factors which may distort the y-o-y comparison since they are specific to a certain moment and not associated with the ordinary performance of the business (such as, for example, capital gains or losses from the sale of companies or restructuring associated to simplification plans and aimed at improving efficiency and future profitability of the Company) and therefore, helping the business performance analysis in homogeneous terms.
–Organic results are therefore used both internally and by the various agents in the market to conduct consistent monitoring of trends and of the operating performance of the business. Moreover, this data helps the comparison between the business performance of Telefónica and that of other operators, although the term "organic" is not a term defined in IFRS, and the "organic" measures included herein may not be comparable to similar measures presented by other companies.
For the purposes of this document, "organic" variation 2020/2019 is defined as the reported variation adjusted by the following factors:
–Assumes average constant foreign exchange rates of 2019. Nevertheless, the reported variation of the companies of the countries with hyperinflationary economies (Argentina and Venezuela) is excluded.
–Considers a constant perimeter of consolidation.
–At OIBDA and OIBDA-CapEx levels, excludes write-offs, capital gains/losses from the sale of companies and asset sales (material), restructuring expenses and non-recurrent material impacts.
–CapEx also excludes investment in spectrum.
Reconciliation between reported data and organic revenue figures, OIBDA and OIBDA-CapEx can be found in the selected financial information contained in https://www.telefonica.com/documents/162467/145816197/rdos20t3-data.zip/.
Underlying Result
“Underlying” result or results in “underlying” terms intend to present a result adjusted by certain factors which distort the analysis of the business performance. Unlike the organic result, no exchange rate nor hyperinflation, nor perimeter adjustments are made to the underlying result. Likewise, due to the adoption of IFRS 16 in 2019, it has been considered appropriate to present the underlying result in accordance with current accounting standards (previously presented excluding the impact of IFRS 16). As in the case of the measures “Net financial debt plus leases” and “Free cash flow excluding principal lease payments” explained above, this measure cannot be presented comparatively with periods prior to 2019.
The underlying result is calculated up to net income, while organic variations are calculated up to the Operating income and OIBDA - CapEx. The "underlying" result provides useful information for the company and market agents because:
–It provides additional information on the underlying performance of the Group's operations, removing the distorting effects of certain factors, as they are specific to a certain moment and not associated with the ordinary performance of the business, facilitating the underlying analysis of the business.
–The inclusion of the business underlying performance is used both internally and by the various agents in the market to consistently monitor trends and operating performance of the business; this data also facilitates the relation between the business performance of Telefónica and that of other operators, although the term "underlying" is not a term defined in IFRS, and the "underlying" measures included herein may not be comparable to similar measures presented by other companies.

For the purposes of this document, "underlying" result is defined as the reported result as adjusted by the following factors:
–Excludes write-downs, capital gains/losses from the sale of companies and asset sales (material), restructuring expenses and material non-recurrent impacts.
–Amortisation of intangible assets from purchase price allocation processes is also excluded.
Reconciliation between reported data and OIBDA underlying figures and net income can be found on the selected financial information contained on https://www.telefonica.com/documents/162467/145816197/rdos20t3-data.zip/.

DISCLAIMER

This document may contain forward-looking statements and information (hereinafter, the “Statements”) relating to the Telefónica Group (hereinafter, the "Company" or "Telefónica"). These Statements may include financial forecasts and estimates or statements regarding plans, objectives and expectations regarding matters such as the customer base and its evolution, growth of the different business lines and of the global business, market share, possible acquisitions, divestitures or other transactions, the Company’s results and other aspects related to the activity and situation of the Company.
The Statements can be identified, in certain cases, through the use of words such as “forecast”, "expectation", "anticipation", “aspiration”, "purpose", "belief", “may”, “will”, “would”, “could”, “plan”, “project” or similar expressions or variations of such expressions. These Statements reflect the current views of Telefónica with respect to future events, do not represent, by their own nature, any guarantee of future fulfilment, and are subject to risks and uncertainties that could cause the final developments and results to materially differ from those expressed or implied by such Statements. These risks and uncertainties include those identified in the documents containing more comprehensive information filed by Telefónica before the different supervisory authorities of the securities markets in which its shares are listed and, in particular, the Spanish National Securities Market Commission (CNMV). They also include risks relating to the effect of the COVID-19 pandemic on Telefónica’s business, financial condition, results of operations and/or cash flows.
Except as required by applicable law, Telefónica does not assume any obligation to publicly update the Statements to adapt them to events or circumstances taking place after the date hereof, including changes in the Company's business, changes in its business development strategy or any other circumstances.
This document may contain summarised, non-audited or non-GAAP financial information. The information contained herein and therein should therefore be considered as a whole and in conjunction with all the public information regarding the Company available, including any other documents released by the Company that may contain more detailed information. Information related to Alternative Performance Measures (APM) used in the present document are included in the Appendix “Alternative performance measures”, page 37 of this document. Moreover, recipients of this document are invited to read Telefónica’s condensed consolidated interim financial statements and consolidated interim management report for the six-month period ended Jun 30, 2020 submitted to the CNMV, in Note 2, page 14, of the pdf filed.
Neither this document nor any of its contents constitute an offer to purchase, sale or exchange any security, a solicitation of any offer to purchase, sale or exchange any security, or a recommendation or advice regarding any security.

FOLLOW US:

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	October 29, 2020	By:	/s/ Laura Abasolo García de Baquedano
			Name:	Laura Abasolo García de Baquedano
			Title:	Chief Finance and Control Officer